   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 2001.



                                                      REGISTRATION NO. 333-71686


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              INTERSIL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3674                            59-3590018
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER IDENTIFICATION
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)                    NO.)

                            7585 IRVINE CENTER DRIVE
                                   SUITE 100
                                IRVINE, CA 92618
                                 (949) 341-7062
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             STEPHEN M. MORAN, ESQ.
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                            7585 IRVINE CENTER DRIVE
                                   SUITE 100
                                IRVINE, CA 92618
                                 (949) 341-7040
(NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

            CHRISTOPHER G. KARRAS, ESQ.                          KRIS F. HEINZELMAN, ESQ.
                      DECHERT                                     CRAVATH, SWAINE & MOORE
             4000 BELL ATLANTIC TOWER                                 WORLDWIDE PLAZA
                 1717 ARCH STREET                                    825 EIGHTH AVENUE
              PHILADELPHIA, PA 19103                                NEW YORK, NY 10019
                  (215) 994-4000                                      (212) 474-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 19, 2001


                                (INTERSIL LOGO)

                               14,000,000 Shares

                              INTERSIL CORPORATION

                              Class A Common Stock
                               ------------------
     The shares of Class A Common Stock in this offering are being sold by the selling shareholders named under "Selling Shareholders." We will not receive any of the proceeds from shares of our Class A Common Stock sold by the selling shareholders. The underwriters have an option to purchase a maximum of 2,100,000 additional shares to cover overallotments of shares.


     Our Class A Common Stock is listed on The Nasdaq National Market under the symbol "ISIL." The last reported sale price of our Class A Common Stock on October 18, 2001 was $32.02 per share.


     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 9.

                                                                  UNDERWRITING    PROCEEDS TO
                                                       PRICE TO   DISCOUNTS AND     SELLING
                                                        PUBLIC     COMMISSIONS    SHAREHOLDERS
                                                       --------   -------------   ------------
Per Share............................................  $             $              $
Total................................................  $             $              $

     Delivery of the shares of Class A Common Stock will be made on or about
          , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

              LEHMAN BROTHERS


                            DEUTSCHE BANC ALEX. BROWN


                                         JPMORGAN


                                                   ROBERTSON STEPHENS

                                                            SG COWEN

                The date of this prospectus is           , 2001

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
INDUSTRY DATA.........................    i
SUMMARY...............................    1
RISK FACTORS..........................    9
FORWARD-LOOKING STATEMENTS............   17
USE OF PROCEEDS.......................   17
DIVIDEND POLICY.......................   17
PRICE RANGE OF COMMON STOCK...........   18
CAPITALIZATION........................   18
UNAUDITED PRO FORMA COMBINED CONDENSED
  STATEMENTS OF OPERATIONS............   19
SELECTED HISTORICAL FINANCIAL AND
  OTHER DATA..........................   24

                                        PAGE
                                        ----
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   27
BUSINESS..............................   39
MANAGEMENT............................   49
SELLING SHAREHOLDERS..................   51
UNDERWRITING..........................   52
NOTICE TO CANADIAN RESIDENTS..........   55
LEGAL MATTERS.........................   56
EXPERTS...............................   56
WHERE YOU CAN FIND MORE INFORMATION...   56
INCORPORATION OF DOCUMENTS BY
  REFERENCE...........................   57

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               ------------------

                                 INDUSTRY DATA

     In this document, we rely on and refer to information regarding the semiconductor market and its segments and competitors from Dataquest, Cahners In-Stat Group, Semiconductor Industry Association, market research reports, analyst reports and other publicly available sources. The listed market research firms are not aware of and have not consented to being named in this document. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information.

                                    SUMMARY

     This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the financial data and other information incorporated by reference, before making an investment decision.

                                    INTERSIL

     We are a leading communications company and supplier of semiconductors, reference designs and software for wireless networking and communications analog markets. We apply analog, mixed-signal and radio frequency, or RF, expertise to products that enable wireless and voice access to broadband media; provide reliable power management in PCs, file servers and portable information appliances; and perform analog and digital signal conversion for cellular and Internet infrastructure.

     - Wireless -- We are the industry leader in providing wireless local area networking, or LAN, semiconductor components and software, which we refer to as our PRISM(R) chip sets, based upon data published by Dataquest and Cahners In-Stat Group. Our PRISM(R) technology is designed to comply with the 802.11 global standard of the Institute of Electrical and Electronics Engineers, or IEEE. The PRISM(R) chip sets are our fastest growing products, with applications in the wireless networking of data, video and voice for business. The PRISM(R) chip sets are also used to provide wireless connectivity to wired ethernet networks and also to cable or DSL broadband data gateways at home, in public places and at work.

     - Analog & Mixed-Signal -- Our analog and mixed-signal semiconductors are used in desktop and notebook computers, servers and wireless and wired data and voice communications products. Our Endura(TM) product family consists of leading power management solutions for desktop and mobile PCs, workstations, Internet appliances, redundant array of independent disks, or RAID, systems and high-reliability servers. Our products also include a portfolio of standard analog products such as analog-to-digital and digital-to-analog converters.

BUSINESS STRATEGY

     We provide systems level solutions for the wireless networking and communications analog markets. We focus on high data rate wireless connectivity, power management and wireless and wired communications infrastructure. We use our expertise in digital and analog semiconductors and radio and software design to deliver chip sets, components, software and licensable application designs for communications and computing customers.

SALES AND MANUFACTURING

     We currently sell to many industry leaders in our targeted markets including Asustek, Cisco, Compaq, Dell, Hewlett-Packard, IBM, Intel, Linksys, Nokia, Siemens, Sony and 3Com. We have been doing business with many of these industry leaders for more than ten years. No single customer represents more than 5% of our total revenues. Our products are sold worldwide with 47.5%, 20.4% and 32.1% of our revenues for calendar year 2000 derived from North America, Europe and Asia/Pacific, respectively. We manufacture analog semiconductors in our wafer fabrication facilities, or fabs, in Palm Bay, Florida and Findlay, Ohio. We contract with key suppliers that use sub-micron complementary metal oxide semiconductors, or CMOS, and silicon germanium, or SiGe, semiconductor wafer fabrication processes to produce components of our PRISM(R) chip sets.

RECENT DEVELOPMENTS

     In order to better focus on wireless networking and communications analog markets, we sold the assets of our Discrete Power products group to Fairchild Semiconductor Corporation, or Fairchild, on March 16, 2001 for a purchase price of $338.0 million in cash and the assumption by Fairchild of certain liabilities of the product group. This strategic transaction allowed us to divest many of our lower margin products which were not focused on our core markets. As a result of the sale, we recognized a gain of $168.4 million, $81.8 million after tax, which was net of the assets purchased and liabilities assumed by Fairchild, transaction fees and other exit costs associated with the sale.

     In March 2001, our Board of Directors approved and we announced several major restructuring plans designed to improve ongoing operations and gross margins. The restructuring plans included the phased closure of our Findlay, Ohio manufacturing operation, which we anticipate will be closed by the end of calendar year 2002, the exit of a modem board assembly manufacturing process in Scottsdale, Arizona and the exit of a value-added-reseller's channel in Europe for wireless access basestation and bridge products. The Findlay, Ohio facility produces primarily lower margin and lower growth automotive products, which we are in the process of discontinuing. We will move the production of higher margin non-automotive analog products from Findlay, Ohio to our Palm Bay, Florida plant by the end of 2002. Benefits from these restructurings in the form of reduced employee expenses, lower depreciation expense and lower operating costs are expected to be realized as each of the specific actions is completed.

     We initiated these strategic actions to increase our focus on the wireless networking and communications analog markets and to more quickly reach our internally targeted profitability goals. These actions, along with cash from operations and existing cash balances, have enabled us to pay down all of our debt and establish a cash balance of $633.3 million as of June 29, 2001, which may be used for complementary acquisitions and strategic alliances.

PRINCIPAL EXECUTIVE OFFICE

     Our principal executive office is located at 7585 Irvine Center Drive, Suite 100, Irvine, California 92618, and our telephone number is (949) 341-7062.

                                  THE OFFERING

     The offering information provided below assumes that the underwriters' over-allotment option is not exercised and excludes:

     - shares of common stock reserved for issuance under our 1999 Equity Compensation Plan, under which options to purchase 5,220,498 shares were outstanding as of September 29, 2001 at a weighted average exercise price of $26.24 per share;

     - warrants to purchase 1,156,002 shares of common stock issued in connection with the mezzanine financing in 1999, when we acquired the semiconductor business of Harris Corporation, or Harris; and

     - other options and warrants to purchase 406,275 shares of common stock.

Class A Common Stock offered
by selling shareholders.......   14,000,000 shares

Common stock to be outstanding
after this offering...........   88,186,273 shares of Class A Common Stock

                                 18,276,637 shares of Class B Common Stock
                                 ----------

Total.........................   106,462,910 shares of common stock
                                 ----------
                                 ----------

Voting rights.................   Owners of Class A Common Stock are entitled to
                                 one vote per share on all matters submitted to a vote of our shareholders. Our Restated
                                 Certificate of Incorporation provides for cumulative voting in elections of directors.
                                 Owners of Class B Common Stock have no voting rights.

Other rights..................   Except as to voting and conversion rights, each
                                 class of common stock has the same rights.
                                 Shares of each class of common stock are convertible on a one-for-one basis into shares of the other class of common stock at the option of the owner.

Use of proceeds...............   We will not receive any of the proceeds from
                                 this offering.

Nasdaq National Market
symbol........................   ISIL

                                  RISK FACTORS

     Investing in the Class A Common Stock involves substantial risks. See the "Risk Factors" section of this prospectus for a description of some of the risks you should carefully consider before investing in the Class A Common Stock.

              SUMMARY HISTORICAL COMBINED FINANCIAL AND OTHER DATA

     The following summary historical combined financial and other data for the 52 weeks ended December 29, 2000 and the 26 weeks ended June 30, 2000 and June 29, 2001 has been derived from our audited and unaudited historical consolidated financial statements incorporated by reference in this prospectus. We have derived the combined financial data for the 52 weeks ended December 29, 2000 by taking the sum of our consolidated financial data for the 46 weeks ended June 30, 2000 plus the 26 weeks ended December 29, 2000 and then subtracting the corresponding consolidated financial data for the 20 weeks ended December 31, 1999. We refer to this combined presentation as our calendar year 2000 or our 52 weeks ended December 29, 2000. The following summary historical combined financial data for the 52 weeks ended December 29, 2000 and the 26 weeks ended June 30, 2000 was adjusted to remove the revenue and expenses associated with the Discrete Power products group from our operating results and reclassify such revenue and expenses as operating results and gain of certain operations disposed of during 2001. The reclassification did not affect net income (loss) during these periods. We refer to this presentation as our adjusted combined financial data for the 52 weeks ended December 29, 2000.

     The following summary historical consolidated balance sheet data as of June 29, 2001 has been derived from our unaudited historical consolidated financial statements incorporated by reference in this prospectus.

     The summary historical financial data should be read in conjunction with the sections entitled "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements incorporated by reference in this prospectus.

                                                      52 WEEKS ENDED            26 WEEKS ENDED
                                                     -----------------   -----------------------------
                                                     DECEMBER 29, 2000   JUNE 30, 2000   JUNE 29, 2001
                                                     ADJUSTED COMBINED    HISTORICAL      HISTORICAL
                                                     -----------------   -------------   -------------
                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue............................................       $ 586.8           $255.9          $246.1
Gross margin(1)....................................         282.3            112.8           101.7
Research and development...........................          84.9             37.9            55.2
Selling, general and administrative................         119.7             54.4            49.9
Intangible amortization............................          20.8              5.5            22.6
Other(2)...........................................          26.7              1.2            40.0
                                                          -------           ------          ------
Operating income (loss)............................          30.2             13.8           (66.0)
  Loss on sale of Malaysia operation...............          24.8             24.8              --
  Interest, net....................................          11.3             13.9            (9.8)
  Impairment on investment(3)......................            --               --             8.2
                                                          -------           ------          ------
  Loss before sale of certain assets, income taxes,
     extraordinary item and cumulative effect of a
     change in accounting principle................          (5.9)           (24.9)          (64.4)
  Operating results and gain of certain operations
     disposed of in 2001
  Net sales........................................         210.8            106.2            38.4
  Costs and expenses...............................        (158.1)           (78.3)          (41.1)
  Gain on sale of certain operations...............            --               --           168.4
                                                          -------           ------          ------
  Income before income taxes, extraordinary item
     and cumulative effect of a change in
     accounting principle..........................          46.8              3.0           101.3
  Income taxes (benefit)...........................          29.0             (1.7)           49.5
                                                          -------           ------          ------
  Income before extraordinary item and cumulative
     effect of a change in accounting principle....          17.8              4.7            51.8
  Extraordinary item -- loss on extinguishment of
     debt, net of tax effect.......................         (31.5)           (25.6)          (12.2)
                                                          -------           ------          ------
  Income (loss) before cumulative effect of a
     change in accounting principle................         (13.7)           (20.9)           39.6
                                                          -------           ------          ------
  Cumulative effect of adoption of SFAS 133, net of
     tax effect....................................          (0.2)              --              --
                                                          -------           ------          ------
Net income (loss)..................................         (13.9)           (20.9)           39.6
  Preferred dividends..............................          (1.5)            (1.5)             --
                                                          -------           ------          ------
Net income (loss) to common shareholders...........       $ (15.4)          $(22.4)         $ 39.6
                                                          =======           ======          ======
BASIC NET INCOME (LOSS) PER COMMON SHARE:
  Income before extraordinary item.................       $  0.18           $ 0.03          $ 0.49
  Extraordinary item...............................         (0.35)           (0.30)          (0.11)
                                                          -------           ------          ------
  Net income (loss)................................       $ (0.17)          $(0.27)         $ 0.38
                                                          =======           ======          ======
DILUTED NET INCOME (LOSS) PER COMMON SHARE:
  Income before extraordinary item.................       $  0.17           $ 0.03          $ 0.47
  Extraordinary item...............................         (0.33)           (0.27)          (0.11)
                                                          -------           ------          ------
  Net income (loss)................................       $ (0.16)          $(0.24)         $ 0.36
                                                          =======           ======          ======

                                                      52 WEEKS ENDED            26 WEEKS ENDED
                                                     -----------------   -----------------------------
                                                     DECEMBER 29, 2000   JUNE 30, 2000   JUNE 29, 2001
                                                     ADJUSTED COMBINED    HISTORICAL      HISTORICAL
                                                     -----------------   -------------   -------------
                                                           (IN MILLIONS, EXCEPT PER SHARE DATA)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic............................................          92.3             84.4           105.4
  Diluted..........................................          98.3             91.5           108.7
SUPPLEMENTAL DATA:
  Adjusted net income(4)...........................       $  41.3           $  4.5          $ 17.1
  Depreciation.....................................          47.4             28.2            13.6
  Capital expenditures.............................          53.7             26.2            19.1
                                                          -------           ------          ------

BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents...................................    $  633.3
Total assets................................................     1,231.0
Long-term debt, including current portion...................          --
Total shareholders' equity..................................     1,050.9

------------------

(1) Gross margin is calculated by subtracting cost of product sales from revenue. We recorded a special inventory charge of $19.2 million in the 26 week period ended June 29, 2001 due to the exit of product lines and obsolescence of portions of our inventory related to changes in market conditions.

(2) In the 52 weeks ended December 29, 2000, other consists of a $25.5 million charge for in-process research and development in connection with the acquisition of SiCOM, Inc., or SiCOM, in October 2000 and a $1.2 million charge as a result of a write-off of unearned compensation. In the 26 weeks ended June 30, 2000, other consists of a $1.2 million charge as a result of a write-off of unearned compensation. In the 26 weeks ended June 29, 2001, other consists of $7.6 million for the impairment of our property, plant and equipment as a result of the planned closure of our Findlay, Ohio manufacturing facility and a $32.4 million charge as a result of the restructuring activities we announced in March 2001, including the phased closure of the Findlay, Ohio manufacturing facility, the exit of the modem board assembly process in Scottsdale, Arizona and the exit of the value-added-reseller's channel in Europe.

(3) In the 26 weeks ended June 29, 2001, we recorded an impairment charge of $8.2 million related to an other than temporary decline in value in our investment in ChipPAC common stock based on two consecutive quarters where the quoted market price was less than the carrying value.

(4) We have presented adjusted net income in order to allow for greater comparability between periods as well as an indication of our results on an ongoing basis. Adjusted net income is calculated by excluding from net income (loss) the following items: amortization, operating results of certain operations sold in 2001, non-recurring and other events and the associated tax effect.

     The following table sets forth the adjustments to reconcile net income
(loss) to adjusted net income.

                                       52 WEEKS ENDED            26 WEEKS ENDED
                                      -----------------   -----------------------------
                                      DECEMBER 29, 2000   JUNE 30, 2000   JUNE 29, 2001
                                      -----------------   -------------   -------------
                                                        (IN MILLIONS)
Net income (loss)...................       $(13.9)           $(20.9)         $  39.6
  Intangible amortization...........         20.8               5.5             22.6
  In-process research and
     development....................         25.5                --               --
  Impairment of long-lived assets...           --                --              7.6
  Restructuring.....................           --                --             32.4
  Impairment on investments.........           --                --              8.2
  Loss on sale of Malaysia
     operation......................         24.8              24.8               --
  Operating results of certain
     operations sold................        (52.7)            (27.9)             2.7
  Gain on sale of certain
     operations.....................           --                --           (168.4)
  Special inventory charge..........           --                --             19.2
  Other.............................          1.2               1.2               --
  Associated tax effects(a).........          3.9              (3.8)            41.0
  Cumulative effect of adoption of
     SFAS 133, net of tax effect....          0.2                --               --
  Extraordinary item -- loss on
     extinguishment of debt, net of
     tax effect.....................         31.5              25.6             12.2
                                           ------            ------          -------
Adjusted net income.................       $ 41.3            $  4.5          $  17.1
                                           ======            ======          =======

        -------------------------------

        Note: Amounts may not add due to rounding.
        (a) Represents the cumulative tax effect of the sum of the preceding line items that have been added back to net income
            (loss).

     Adjusted net income is not a term that has an established meaning under generally accepted accounting principles, and other companies may not calculate adjusted net income or similarly titled financial measures in the same manner. Adjusted net income as used here should not be considered as an alternative to net income (loss) as an indicator of operating results or as an alternative to our cash flow statements.

HISTORICAL ADJUSTED QUARTERLY RESULTS

     The following table sets forth the historical adjusted quarterly revenue of our product groups and our quarterly total gross margin percentage with and without our Discrete Power products group.

                                         COMBINED                            COMBINED                 CALENDAR YEAR
                                   CALENDAR YEAR 1999(1)                CALENDAR YEAR 2000                2001
                             ---------------------------------   ---------------------------------   ---------------
                               Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                      (IN MILLIONS, EXCEPT FOR PERCENTAGES)
REVENUE
Wireless Access............  $  9.1   $ 13.7   $ 11.9   $ 14.9   $ 22.1   $ 29.8   $ 51.4   $ 59.8   $ 35.9   $ 32.4
Communications Analog......    27.8     32.0     33.0     33.1     44.3     54.3     56.6     51.8     42.6     39.8
Other Analog...............    56.1     59.0     44.1     55.4     51.3     54.1     58.2     53.1     49.3     46.1
Discrete Power.............    42.4     46.0     44.9     54.8     53.2     53.0     52.5     52.1       --       --
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Total revenue..............  $135.4   $150.7   $133.9   $158.2   $170.9   $191.2   $218.7   $216.8   $127.8   $118.3
                             ======   ======   ======   ======   ======   ======   ======   ======   ======   ======
Total gross margin %(2)....      35%      36%      36%      39%      41%      43%      46%      48%      48%      50%
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Total revenue excluding
  Discrete Power...........  $ 93.0   $104.7   $ 89.0   $103.4   $117.7   $138.2   $166.2   $164.7   $127.8   $118.3
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Total gross margin %
  excluding Discrete
  Power(2).................      42%      43%      41%      41%      43%      45%      51%      52%      48%      50%
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------

------------------

(1) The historical adjusted quarterly results for the Combined Calendar Year 1999 are derived by taking the sum of the historical consolidated financial data for the fiscal year ended July 2, 1999 of our predecessor, plus the historical consolidated financial data for the six weeks ended August 13, 1999 of our predecessor, plus the historical consolidated data for the 20 weeks ended December 31, 1999 and then subtracting the corresponding consolidated financial data for the 26 weeks ended January 1, 1999 of our predecessor. The presentation of this combined financial data was then arranged by calendar quarter.

(2) Excludes a special inventory charge of $19.2 million in the first quarter of 2001 due to the exit of product lines and obsolescence of portions of our inventory related to changes in market conditions.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding to invest in the Class A Common Stock. The risks described below are not the only ones facing our company. Additional risks not now known to us or that we currently deem immaterial may also impair our business operations.

FLUCTUATION OF OPERATING RESULTS -- OUR FUTURE OPERATING RESULTS ARE LIKELY TO FLUCTUATE AND THEREFORE MAY FAIL TO MEET EXPECTATIONS WHICH COULD CAUSE THE PRICE OF THE CLASS A COMMON STOCK TO DECLINE.

     Our operating results have varied widely in the past and are likely to do so in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors, many of which are beyond our control, and may fail to meet our expectations for a number of reasons, including those set forth in these risk factors. Any failure to meet expectations could cause the price of the Class A Common Stock to significantly fluctuate or decline.

     Factors that could cause our operating results to fluctuate that relate to our internal operations include:

     - the need for continual and rapid introductions of new products;

     - changes in our product mix;

     - our inability to adjust our fixed costs in the face of any declines in sales; and

     - the availability of production capacity and fluctuations in the manufacturing yields at our facilities.

     Factors that could cause our operating results to fluctuate that depend on our suppliers and customers include:

     - the timing of significant product orders, order cancellations and reschedulings;

     - the availability of production capacity and fluctuations in the manufacturing yields at third parties' facilities that manufacture our devices; and

     - the cost of raw materials and manufacturing services from our suppliers.

     Factors that could cause our operating results to fluctuate that relate to our industry include:

     - the cyclical nature of the semiconductor industry;

     - the new and evolving nature of the wireless LAN market and the possibility that wireless LAN technology may not be adopted on a widespread basis or may be replaced by a competing technology or that the technical standards we promote may not be adopted on a widespread basis; and

     - intense competitive pricing pressures.

CYCLICAL INDUSTRY -- DOWNTURNS IN THE BUSINESS CYCLE COULD REDUCE THE REVENUES AND PROFITABILITY OF OUR BUSINESS.

     The semiconductor industry is highly cyclical. During the third quarter of calendar year 2000 and continuing through 2001, the semiconductor industry has experienced a slowdown in both the wireless access and communications analog markets. Additionally, we have experienced slowing demand for our other analog products aimed primarily at the automotive and industrial markets. Our markets may experience other, possibly more severe and prolonged, downturns in the future. We may also experience significant changes in our operating income margins as a result of variations in sales, changes in product mix, price competition for orders and costs associated with the need for continual and rapid introduction of new products.

     The markets for our products depend on continued demand for communications, industrial, automotive and consumer electronics products. In the fourth quarter of calendar year 2000 and continuing through 2001, we have experienced backlog cancellations and lower bookings. From December 29, 2000 to June 29, 2001, our backlog decreased by $52.7 million after adjusting for the sale of the assets of our Discrete Power products group. There can be no assurance that our end-user markets will not experience changes in demand that will adversely affect our business, financial conditions or results of operations.

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE -- OUR INABILITY TO INTRODUCE NEW PRODUCTS COULD RESULT IN DECREASED REVENUES AND LOSS OF MARKET SHARE TO COMPETITORS; NEW TECHNOLOGIES COULD ALSO REDUCE THE DEMAND FOR OUR PRODUCTS.

     Rapidly changing technology and industry standards, along with frequent new product introductions, characterize the semiconductor industry. Our success in our markets depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. For example, in the 52 weeks ended December 29, 2000, approximately 42% of our total revenues can be attributed to products sold for the first time in the preceding 36 months, adjusted to reflect the sale of the assets of our Discrete Power products group. There can be no assurance that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner or that products or technologies developed by others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technology in our product markets could have a material adverse effect on us.

DEPENDENCE ON SOURCES OF SUPPLY -- PRODUCTION TIME AND THE COST OF OUR PRODUCTS COULD INCREASE IF WE WERE TO LOSE ONE OF OUR LIMITED NUMBER OF SUPPLIERS OR IF ONE OF THOSE SUPPLIERS INCREASED THE PRICES OF RAW MATERIALS.

     Our operating results could be adversely affected if we were unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increased significantly. Our manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. We purchase raw materials, such as silicon wafers, from a limited number of suppliers on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

DEPENDENCE ON OUTSIDE FOUNDRIES -- BECAUSE WE DEPEND ON THIRD PARTY FOUNDRIES TO MANUFACTURE, ASSEMBLE AND TEST SOME OF OUR PRODUCTS, WE MAY EXPERIENCE DELAYS BEYOND OUR CONTROL IN DELIVERING THOSE PRODUCTS TO OUR CUSTOMERS.

     We use outside wafer fabrication foundries for the manufacture of device types where we do not have the necessary technologies resident in house. We also use advanced manufacturing processes of outside foundries for certain components of our PRISM(R) products. We intend to continue to rely on third party foundries and other specialist suppliers for some of our manufacturing requirements and most of our assembly and testing requirements. However, these third party foundries are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except with respect to a supply agreement through June 2005 with ChipPAC, Inc., or ChipPAC, for test and assembly services and as may be provided in a particular purchase order that has been accepted by one of them. As a result, we cannot directly control semiconductor delivery schedules, which could lead to product shortages, quality assurance problems and increases in the cost of our products. We may experience delays in the future and we cannot be sure that we will be able to obtain semiconductors within the time frames and in the volumes required by us at an affordable cost or at all. Any disruption in the availability of semiconductors or any problems associated with the delivery, quality or cost of the fabrication, assembly and testing of our products could significantly hinder our ability to deliver our products to our customers and may result in a decrease in sales of our products. If the third party foundries we currently use are unable to provide our products, we may be required to seek new foundries, and we cannot be certain that their services will be available at favorable terms or that sufficient capacity will be available.

     In addition, the manufacture of our products is a highly complex and precise process, requiring production in a highly controlled environment. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by a third party foundry could adversely affect the foundry's ability to achieve acceptable manufacturing yields and product reliability. If the third party foundries we currently use do not achieve adequate yields or product reliability, our customer relationships could suffer. This could ultimately lead to a loss of sales of our products and have a negative effect on our business, financial condition or results of operations.

DEPENDENCE ON CHIPPAC -- BECAUSE WE DEPEND ON CHIPPAC TO PROVIDE US WITH ASSEMBLY AND TEST SERVICES, WE MAY BE ADVERSELY AFFECTED IF CHIPPAC FAILS TO PERFORM ADEQUATELY.

     We depend on ChipPAC for the assembly and testing of most of our semiconductors. In connection with the sale of our assembly and test facilities in Malaysia to ChipPAC, we entered into a supply agreement through June 2005 with ChipPAC under which the Malaysia facility became our preferred provider of semiconductor assembly and test services. Any disruption in the availability of semiconductors associated with the assembly and testing of our products by ChipPAC could significantly hinder our ability to deliver our products to our customers and may result in a decrease in sales of our products. In addition, our business, financial condition or results of operations could be adversely affected if ChipPAC is unable to obtain adequate supplies of raw materials in a timely manner or if ChipPAC's costs of raw materials increase significantly.

MANUFACTURING RISKS -- DELAYS IN PRODUCTION AT NEW FACILITIES, IN IMPLEMENTING NEW PRODUCTION TECHNIQUES OR IN CURING PROBLEMS ASSOCIATED WITH TECHNICAL EQUIPMENT MALFUNCTIONS MAY LOWER YIELDS AND REDUCE OUR REVENUES.

     Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

     In addition, as is common in the semiconductor industry, we have from time to time experienced difficulty in beginning production at new facilities or in effecting transitions to new manufacturing processes. As a consequence, we have suffered delays in product deliveries and reduced yields. We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

SIGNIFICANT SHAREHOLDERS -- A LIMITED NUMBER OF PERSONS MAY SUBSTANTIALLY INFLUENCE CORPORATE ACTIONS IN A MANNER ADVERSE TO YOUR INTERESTS.

     Upon completion of this offering, Sterling Holding Company, LLC, or Sterling, and our directors and executive officers will own about 8% of the outstanding Class A Common Stock, our only class of voting stock, and all of the outstanding Class B Common Stock, which is convertible into shares of Class A Common Stock on a one-for-one basis. If all of the shares of Class B Common Stock were converted into Class A Common Stock, Sterling and our directors and executive officers would own about 24% of the outstanding Class A Common Stock. By virtue of this stock ownership, they may be able to substantially influence our affairs and the outcome of matters required to be submitted to shareholders for approval, including the election of our directors, any merger, consolidation or sale of all or substantially all of our assets, and the amendment of our Restated Certificate of Incorporation. An affiliate of Sterling also has a significant equity investment in Fairchild, one of our competitors, and is a principal shareholder of ChipPAC with which we have a long-term supply agreement. Our Board of Directors currently consists of six directors, determined as follows: our chief executive officer, one individual designated by Sterling, up to two independent directors designated by Sterling and, in the event the Board of Directors includes two independent directors designated by Sterling, one additional individual designated by Sterling. Under our

Shareholders' Agreement, each of our shareholders prior to our initial public offering agrees to take all action necessary (including voting his, her or its shares, calling special meetings and executing and delivering written consents) to ensure our Board of Directors will be composed at all times as described above. Because a limited number of persons own a substantial amount of our Common Stock, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons may act in a manner adverse to your interests.

COMPETITION -- OUR BUSINESS IS VERY COMPETITIVE, AND INCREASED COMPETITION COULD REDUCE GROSS MARGINS AND THE VALUE OF AN INVESTMENT IN OUR COMPANY.

     The semiconductor industry, and the semiconductor product markets specifically, are highly competitive. Competition is based on price, product performance, quality, reliability and customer service. The gross margins realizable in our markets can differ across regions, depending on the economic strength of end-product markets in those regions. Even in strong markets, price pressures may emerge as competitors attempt to gain more market share by lowering prices. Competition in the various markets in which we participate comes from companies of various sizes, many of which are larger and have greater financial and other resources than we have and thus can better withstand adverse economic or market conditions. Competitors include manufacturers and designers of standard semiconductors, application-specific integrated circuits, or ICs, and fully customized ICs, as well as customers who develop their own IC products. In addition, companies not currently in direct competition with us may introduce competing products in the future.

CURRENCY EXCHANGE RATE FLUCTUATIONS -- FLUCTUATIONS IN THE EXCHANGE RATE OF THE U.S. DOLLAR AND FOREIGN CURRENCIES COULD INCREASE OPERATING EXPENSES AND NEGATIVELY AFFECT OUR FINANCIAL PERFORMANCE AND RESULTS OF OPERATIONS.

     While we and our subsidiaries transact business primarily in U.S. dollars and most of our revenues are denominated in U.S. dollars, a portion of our costs and revenues is denominated in other currencies, such as the Euro and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. From time to time, we have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, any hedging technique that we may implement may not be effective or may result in foreign exchange hedging losses.

     In the past, we have incurred foreign exchange hedging losses, including $13.3 million during fiscal year 1998 and $11.4 million during fiscal year 1999. Foreign exchange hedging resulted in a gain of $3.2 million during fiscal year 2000 and a gain of $1.9 million for the 26 weeks ended December 29, 2000.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS -- OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS NOT FACED BY DOMESTIC COMPETITORS WHICH INCLUDE UNFAVORABLE POLITICAL, REGULATORY, LABOR AND TAX CONDITIONS IN OTHER COUNTRIES.

     We cannot be certain to what extent our future operations and earnings may be adversely affected by the risks related to, or any other problems arising from, operating in international markets. We generate approximately one-half of our revenue from outside the United States. Risks inherent in doing business on an international level include:

     - economic and political instability;

     - trade restrictions;

     - transportation delays;

     - foreign currency fluctuations; and

     - unexpected changes in the laws and policies of the United States and of the countries in which we manufacture and sell our products.

The recent campaign by the United States against terrorism on a global basis may increase the risks inherent in our international operations, including our dependence on our supply agreement with ChipPAC, which provides for assembly and test services in their Malaysia facilities.

DEPENDENCE ON INTELLECTUAL PROPERTY -- WE USE A SIGNIFICANT AMOUNT OF INTELLECTUAL PROPERTY IN OUR BUSINESS. IF WE ARE UNABLE TO PROTECT THIS INTELLECTUAL PROPERTY, WE COULD LOSE OUR RIGHT TO EXCLUSIVE USE OF KEY TECHNOLOGY, RESULTING IN DECREASED REVENUES.

     Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology used in our principal products. We rely on intellectual property rights, including, but not limited to, rights existing under patent, trade secret, trademark, maskwork and copyright law, to protect this technology. Some of our technology is not covered by any patent or patent application, and there are risks that:

     - some of the approximately 1,500 patents that we own and other patents that we license from Harris may be invalidated, circumvented, challenged or licensed to others;

     - the license rights granted by Harris, or the patents that we own, will not provide competitive advantages to us; or

     - some of our pending or future patent applications will not be issued within the scope of the claims sought by us, if at all.

     Further, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around our patents. In addition, effective patent, trademark, copyright, maskwork and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

     We also seek to protect our proprietary technology, including technology that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached or that we will have adequate remedies for any breach.

     Some of our current licenses to use others' technology are scheduled to expire periodically over the next several years, unless extended. In particular, we have access to a portfolio of patents under cross-license agreements that began to expire in December 2000. We will need to negotiate renewals of these agreements or obtain the technology from alternative sources. We cannot assure you that we will be able to obtain renewals on substantially similar terms as those that currently exist or at all.

     The failure to protect our intellectual property or to extend our existing license agreements could adversely affect our revenues.

DEPENDENCE ON INTELLECTUAL PROPERTY ACQUIRED FROM HARRIS -- WE HAVE ACQUIRED SUBSTANTIALLY ALL OF OUR INTELLECTUAL PROPERTY FROM HARRIS. TO THE EXTENT OUR USE OF THIS INTELLECTUAL PROPERTY INFRINGES THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY BE REQUIRED TO CEASE OUR USE OR SALE OF AFFECTED PRODUCTS.

     Under our intellectual property agreement with Harris, Harris has limited, royalty-free, worldwide, nonexclusive license rights (without right to sublicense) to some of our technology. Under our patent assignment and services agreements with Harris, Harris will retain the ownership and rights to certain patents until August 13, 2002, after which time the patents will be assigned to us, provided the patents are not the subject of litigation at that time, and with the provision that any binding obligations on third parties to make royalty or other payments respecting the patents will be retained by Harris.

     Furthermore, the license agreements under which third parties are licensed to use our intellectual property (or intellectual property that is assigned to us) and under which Harris is cross-licensed to the third party's intellectual property, may not be assignable to us. For this situation, Harris agreed to partially indemnify us for limited periods in limited situations against claims that our activities infringe upon the intellectual property rights of others. The extent and duration of this indemnification may be insufficient to shield us from the need to make monetary payments to third parties and may cause us to suspend the manufacture, use or sale of some affected products.

INTELLECTUAL PROPERTY UPON WHICH WE RELY MAY INFRINGE ON OTHER PARTIES' INTELLECTUAL PROPERTY RIGHTS -- WE MAY HAVE TO PAY OTHERS FOR INFRINGING THEIR INTELLECTUAL PROPERTY RIGHTS OR DEFEND OURSELVES IN A LITIGATION, RESULTING IN SIGNIFICANT EXPENSE TO US.

     Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry, resulting in significant and often protracted and expensive litigation. We may from time to time be notified of claims that we may be infringing third party patents or other intellectual property rights. Proxim, Inc., or Proxim, has claimed that we and Cisco Systems Inc., or Cisco, have infringed three U.S. patents relating to wireless LAN products. Proxim has also initiated actions against some of our customers alleging infringement of the same patents. Although we are not party to these other actions, our customers could seek indemnification from us. We are vigorously defending against the infringement claims and have filed an action to have Proxim's three patents found invalid, unenforceable and not infringed. In connection with a lawsuit by Harris against Ericsson, Inc., or Ericsson, one of its competitors and one of our customers, Ericsson brought a countersuit alleging infringement by Harris of four of Ericsson's patents relating to telephone subscriber line interface circuits and joined us as a defendant. In June 2001, a jury awarded $151,000 against us but judgment has not yet been entered. Because this litigation was filed before we acquired the semiconductor business of Harris, we believe our liability from this litigation is covered by Harris' agreement to provide us with limited indemnities but the possibility of an injunction exists against future sales of our product. We do not believe that these suits will have a material adverse effect on our business, financial condition or results of operations. It is still possible, however, that these suits will be resolved in a manner that is materially adverse to us. See "Business -- Legal Proceedings."

     If necessary or desirable, we may, from time to time, seek licenses to patents or other intellectual property rights. However, we cannot be certain that we will obtain these licenses or that the terms of any offered licenses will be acceptable to us, and the acquisition of any license could require expenditure of substantial time and other resources. Furthermore, some licenses or other rights to intellectual property of third parties that we use, such as software, may not be freely assignable by Harris to us. Our failure to obtain a license from a third party for technology we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the technology. Litigation could result in significant expense to us, adversely affecting sales of the challenged product or technology and diverting the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In the event of an adverse outcome in any litigation, we may be required to:

     - pay substantial damages and incur significant attorneys' fees;

     - indemnify customers for damages they might suffer if the products they purchase from us violate intellectual property rights of others;

     - stop our manufacture, use, sale or importation of infringing products;

     - expend significant resources to develop or acquire non-infringing technology;

     - discontinue the use of some processes; or

     - obtain licenses for intellectual property rights covering the technology that we are found to have infringed.

RISKS RELATING TO FUTURE ACQUISITIONS -- WE MAY NOT BE ABLE TO CONSUMMATE FUTURE ACQUISITIONS, AND THOSE ACQUISITIONS WHICH WE DO COMPLETE MAY BE DIFFICULT TO INTEGRATE AND RESULT IN INCREASED DEBT AND LIABILITIES.

     We plan to pursue acquisitions of related businesses in the near future. We might not be able to consummate acquisitions, or, if we complete any acquisition, we may not realize any of the benefits anticipated from these acquisitions. Financing for acquisitions may not be available and, depending on the terms of these acquisitions, financing could be restricted by the terms of our senior credit facility. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Some of the risks associated with future acquisitions include the incurrence of additional debt, contingent liabilities, coordinating new product and process development and conforming the acquired company's standards, processes, procedures and controls with our operations, all of which could have a material adverse effect on our business, financial condition or results of operations.

ENVIRONMENTAL LIABILITIES AND OTHER GOVERNMENTAL REGULATIONS -- REGULATORY MATTERS COULD FORCE US TO EXPEND SIGNIFICANT CAPITAL AND INCUR SUBSTANTIAL COSTS.

     We are subject to various environmental laws relating to the management, disposal and remediation of hazardous materials and the discharge of pollutants into the environment. We are also subject to laws relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances. Harris agreed to indemnify us for substantially all environmental liabilities in excess of financial reserve amounts related to events or activities occurring before our acquisition of the semiconductor business.

     The nature of our ongoing operations exposes us to the risk of liabilities with respect to environmental matters, including those relating to the on- and off-site disposal and release of hazardous materials, and there can be no assurance that material costs will not be incurred in connection with such liabilities.

     Based on our experience, we believe that the future cost of compliance with existing environmental and health and safety laws (and liability for known environmental conditions) even without the indemnity from Harris will not have a material adverse effect on our business, financial condition or results of operations. However, we cannot predict:

     - what environmental or health and safety legislation or regulations will be enacted in the future;

     - how existing or future laws or regulations will be enforced, administered or interpreted; or

     - the amount of future expenditures which may be required to comply with these environmental or health and safety laws or to respond to future cleanup matters or other environmental claims.

     See "Business -- Environmental Matters."

RISKS RELATING TO FUTURE SALES OF OUR SHARES -- ALL OF OUR OUTSTANDING SHARES OF COMMON STOCK MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE, AND FUTURE SALES OF THOSE SHARES COULD DEPRESS THE MARKET PRICE OF OUR CLASS A COMMON STOCK.

     Immediately after this offering, the public market for our Class A Common Stock will include approximately 84.7 million shares of freely tradable Class A Common Stock, assuming the over-allotment option is not exercised. There will be an additional 3.5 million shares of Class A Common Stock outstanding and 18.3 million shares of Class B Common Stock outstanding, which are convertible into shares of Class A Common Stock on a one-for-one basis. If our existing shareholders sell a large number of shares, the market price of the Class A Common Stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in our financial performance. Moreover, the perception in the public market that these shareholders might sell shares of Class A Common Stock could depress the market price of the Class A Common Stock.

     Our directors, executive officers and various shareholders, including the selling shareholders, have entered into lock-up agreements which generally provide that these holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 90 days after consummation of this offering without the prior written consent of Credit Suisse First Boston Corporation. These lock-up agreements do not cover an aggregate of 500,000 shares owned by certain of the executive officers.

     Some of our existing shareholders have the right to cause us to register the sale of their shares under the Securities Act of 1933, or the Securities Act, and some other current shareholders may have the right to cause us to register their shares for resale if we choose to file a registration statement. Registration of the sale of these shares of our common stock would permit their sale into the market without regard to the legal restrictions on transfer mentioned above.

RISKS RELATING TO RESTRUCTURING -- OUR RESTRUCTURING PLANS MAY RESULT IN ADDITIONAL COSTS AND MAY NOT ACHIEVE ITS INTENDED BENEFITS.

     In connection with our March 2001 restructuring plans, we recorded expenses of approximately $32.4 million based on our estimates as to the scope, cost and timing of various components of the plans. We are in the early stages of implementing the various steps contained in the restructuring plans, and the final cost of fully implementing the plans may ultimately exceed this amount. Also, the perceived benefits from the restructuring plans may not be realized on a timely basis and may be less than originally anticipated. We cannot assure you that our restructuring plans will result in our achieving our internally targeted profitability goals.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts that are not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections of this prospectus.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. These factors include, but are not limited to, the following: changes in general economic and business conditions; changes in current pricing levels; changes in political, social and economic conditions and local regulations; changes in technology and the development of new technology; foreign currency fluctuations; reductions in sales to any significant customers; changes in sales mix; industry capacity; competition; disruptions of established supply channels; manufacturing capacity constraints; and the availability, terms and deployment of capital. Our risks are more specifically described in the "Risk Factors" section of this prospectus. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

     We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                                USE OF PROCEEDS

     The sale of Class A Common Stock in this offering by the selling shareholders will be for their own accounts, and we will not receive any of the proceeds from such sale.

                                DIVIDEND POLICY

     We have never paid a cash dividend and do not anticipate declaring or paying any cash dividends on shares of our common stock in the foreseeable future. In addition, any determination to declare and pay dividends will be made by our Board of Directors in light of our earnings, financial position, capital requirements, contractual limitations contained in our debt instruments and such other factors as our Board of Directors deems relevant.

                          PRICE RANGE OF COMMON STOCK

     Our Class A Common Stock has been traded on the Nasdaq Stock Market's National Market since February 23, 2000 under the symbol "ISIL." Prior to that time, there was no public market for our common stock, and there is currently no public market for our Class B Common Stock. The following table sets forth, for the periods indicated, the high and low closing prices per share of our Class A Common Stock as reported in Nasdaq Stock Market trading.

                                                               HIGH      LOW
                                                              ------    ------
2000
First quarter...............................................  $66.00    $46.50
Second quarter..............................................  $58.50    $27.50
Third quarter...............................................  $67.00    $42.56
Fourth quarter..............................................  $57.88    $19.06
2001
First quarter...............................................  $33.38    $13.88
Second quarter..............................................  $40.51    $15.00
Third quarter...............................................  $42.36    $21.65
Fourth quarter (through October 15).........................  $35.30    $25.49

     On October 15, 2001, the last reported sale price for our Class A Common Stock was $35.05 per share. As of March 8, 2001, there were about 15,900 holders of our Class A Common Stock.

                                 CAPITALIZATION

     The following table sets forth our cash and capitalization as of June 29, 2001. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our consolidated financial statements incorporated in this prospectus.

                                                              AS OF JUNE 29, 2001
                                                              -------------------
                                                                 (IN MILLIONS)
Cash and cash equivalents...................................       $  633.3
                                                                   ========
Senior credit facility(1)...................................             --

Shareholders' equity:
  Common stock..............................................       $    1.1
  Additional paid-in capital................................        1,057.6
  Retained earnings.........................................            3.9
  Unearned compensation.....................................           (2.4)
  Accumulated other comprehensive loss......................           (1.9)
  Treasury shares...........................................           (7.3)
                                                                   --------
     Total shareholders' equity.............................        1,050.9
                                                                   --------
       Total capitalization.................................       $1,050.9
                                                                   ========

---------------
(1) The senior credit facility provides for revolving borrowings of up to $25.0 million.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

     The following unaudited pro forma combined condensed statements of operations are based on our historical consolidated financial statements incorporated by reference in this prospectus, adjusted to give pro forma effect to the sale of the assets of our Discrete Power products group. The unaudited pro forma combined condensed consolidated statements of operations give effect to the sale of the assets of our Discrete Power products group as if it had occurred on January 1, 2000. The sale and the related adjustments are described in the accompanying notes.

     The consolidated historical financial data for the 46 weeks ended June 30, 2000 and the 26 weeks ended December 29, 2000 and June 29, 2001, are based on our historical consolidated financial data incorporated by reference in this prospectus. The consolidated historical financial data for the 20 weeks ended December 31, 1999 is based on our unaudited historical consolidated financial data not incorporated by reference in this prospectus. The combined historical financial data for the 52 weeks ended December 29, 2000 has been derived by taking the sum of our consolidated financial data for the 46 weeks ended June 30, 2000 plus the 26 weeks ended December 29, 2000, and then subtracting the corresponding consolidated financial data for the 20 weeks ended December 31, 1999. We refer to this combined presentation as our calendar year 2000 or our 52 weeks ended December 29, 2000. The financial data for the 26 weeks ended June 29, 2001 was prepared to show the revenue and expenses associated with the Discrete Power products group from our operating results as operating results and gain of certain operations disposed of during 2001. The reclassification did not affect net income (loss) during this period.

     The unaudited pro forma combined condensed statements of operations are for informational purposes only. They do not purport to represent what the results of our operations actually would have been had the sale of the assets of our Discrete Power products group occurred as of January 1, 2000, nor are they intended to be indicative of our results of operations for any future period. In the opinion of our management, all adjustments that are necessary to present fairly the pro forma data have been made.

     The "Unaudited Pro Forma Combined Condensed Statements of Operations" should be read in conjunction with the "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements incorporated by reference in this prospectus.

                              INTERSIL CORPORATION
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                    FOR THE 52 WEEKS ENDED DECEMBER 29, 2000

                                                                                                      52 WEEKS ENDED
                                 46 WEEKS ENDED    26 WEEKS ENDED      20 WEEKS ENDED     ---------------------------------------
                                 --------------   -----------------   -----------------              DECEMBER 29, 2000
                                 JUNE 30, 2000    DECEMBER 29, 2000   DECEMBER 31, 1999   ---------------------------------------
                                   HISTORICAL        HISTORICAL          HISTORICAL       COMBINED    ADJUSTMENTS       PRO FORMA
                                 --------------   -----------------   -----------------   --------   --------------     ---------
                                                                          (IN MILLIONS)
Revenue:
  Wireless Access..............      $ 73.6            $111.2              $ 21.7          $163.1       $    --          $163.1
  Communications Analog........       150.5             108.4                51.9           207.0            --           207.0
  Other Analog.................       185.9             111.3                80.5           216.7            --           216.7
  Discrete Power...............       186.9             104.6                80.7           210.8        (210.8)             --
                                     ------            ------              ------          ------       -------          ------
Total revenue..................       596.9             435.5               234.8           797.6        (210.8)          586.8
Cost of product sales..........       352.6             229.7               142.6           439.7        (135.2)(a)       304.5
Research and development.......        69.5              53.0                26.0            96.5         (11.6)(b)        84.9
Selling, general and
  administrative...............        97.2              69.6                38.3           128.5          (8.8)(c)       119.7
Intangible amortization........        10.7              16.5                 3.9            23.3          (2.5)(d)        20.8
In-process research and
  development..................        20.1              25.5                20.1            25.5            --            25.5
Other..........................         1.2                --                 0.0             1.2            --             1.2
                                     ------            ------              ------          ------       -------          ------
Operating income...............        45.6              41.2                 3.9            82.9         (52.7)           30.2
Loss on sale of Malaysia
  operation....................        24.8                --                  --            24.8            --            24.8
Interest, net..................        38.3              (2.7)               24.3            11.3            --            11.3
Income (loss) before income
  taxes........................       (17.5)             43.9               (20.4)           46.8         (52.7)           (5.9)
Income taxes (benefit).........        (0.3)             30.8                 1.5            29.0         (18.7)(e)        10.3
                                     ------            ------              ------          ------       -------          ------
Income (loss) before
  extraordinary item...........       (17.2)             13.1               (21.9)           17.8         (34.0)          (16.2)
SUPPLEMENTAL DATA:
  Depreciation.................      $ 50.6            $ 19.2              $ 22.4          $ 47.4       $ (20.4)(f)      $ 27.0
  Capital expenditures.........        38.8              27.5                12.6            53.7         (10.5)(g)        43.2

 See accompanying Notes to Unaudited Pro Forma Combined Condensed Statement of
              Operations for the 52 weeks ended December 29, 2000.

           NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT
             OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 29, 2000

 (a) Represents the adjustment for the cost of product sales associated with the sale of the assets of the Discrete Power products group.

 (b) Represents the adjustment for the direct research and development expenses attributable to the Discrete Power products group.

 (c) Represents the adjustment for the direct selling, general and administrative attributable to the sale of the assets of the Discrete Power products group.

 (d) Represents the amortization expense of the intangible assets related to the sale of the assets of the Discrete Power products group. The following table sets forth the amortization expense calculated as follows:

                                                        52 WEEKS ENDED
                                                       DECEMBER 29, 2000
                                                       -----------------
                                                         (IN MILLIONS)
    Developed Technology.............................        $0.7
    Customer Base....................................         1.2
    Assembled Workforce..............................         0.6
                                                             ----
                                                             $2.5
                                                             ====

 (e) Consistent with the requirements of FAS 109, we adopted a methodology in order to calculate the current and deferred income tax expense for the Discrete Power products group for the 52 weeks ended December 29, 2000. Specifically, pursuant to this method we allocated income tax expense in a systematic, rational, and consistent manner with the principles established under FAS 109, which includes calculating income tax expense associated with the Discrete Power products group on a separate return basis. As a result of employing this methodology, we recorded an income tax expense of $18.7 million associated with the Discrete Power products group for the 52 weeks ended December 29, 2000. This resulted in an effective tax rate of 35.5% for this period for the Discrete Power products group.

     The pro forma combined condensed statement of operations for the 52 weeks ended December 29, 2000, excluding the Discrete Power products group income tax expense, reflects income tax expense of $10.3 million. This was calculated by reducing our total income tax expense of $29.1 million by an income tax expense of $18.7 million attributable to the Discrete Power products group. This resulted in a pro forma effective tax rate of 178.1% for the 52 weeks ended December 29, 2000 for our business excluding the Discrete Power products group.

 (f) Represents the adjustment for the property, plant and equipment associated with the sale of the assets of the Discrete Power products group.

(g) Represents the adjustment for the capital expenditures associated with the sale of the assets of the Discrete Power products group.

                              INTERSIL CORPORATION

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE 26 WEEKS ENDED JUNE 29, 2001

                                                                         26 WEEKS ENDED
                                                              ------------------------------------
                                                                         JUNE 29, 2001
                                                              ------------------------------------
                                                              HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                              ----------   -----------   ---------
                                                                         (IN MILLIONS)
Revenue
  Wireless Access...........................................   $  68.3       $    --      $  68.3
  Communications Analog.....................................      82.3            --         82.3
  Other Analog..............................................      95.5            --         95.5
                                                               -------       -------      -------
Total revenue...............................................     246.1            --        246.1
Cost of product sales.......................................     144.4(a)         --        144.4(a)
Research and development....................................      55.2            --         55.2
Selling, general and administrative.........................      49.9            --         49.9
Intangible amortization.....................................      22.6            --         22.6
Impairment of long lived assets.............................       7.6            --          7.6
Restructuring...............................................      32.4            --         32.4
                                                               -------       -------      -------
Operating loss..............................................     (66.0)           --        (66.0)
Interest, net...............................................      (9.8)           --         (9.8)
Impairment on investment....................................       8.2            --          8.2
                                                               -------       -------      -------
Loss before sale of certain assets, income taxes............     (64.4)           --        (64.4)
Operating results of certain operations disposed of in 2001
  Net sales.................................................      38.4         (38.4)(b)       --
  Costs and expenses........................................     (41.1)         41.1(c)        --
                                                               -------       -------      -------
                                                                  (2.7)          2.7           --
Gain on sale of certain operations..........................     168.4        (168.4)          --
                                                               -------       -------      -------
Income (loss) before income taxes...........................     101.3        (165.7)       (64.4)
Income taxes (benefit)......................................      49.5         (56.8)(d)     (7.3)
                                                               -------       -------      -------
Income (loss) before extraordinary item.....................   $  51.8       $(108.9)     $ (57.1)
                                                               =======       =======      =======
SUPPLEMENTAL DATA:
  Depreciation..............................................   $  13.6       $  (2.0)     $  11.6
  Capital expenditures......................................      19.1          (1.7)        17.4

See accompanying Notes to Unaudited Pro Forma Condensed Statement of Operations
                     for the 26 weeks ended June 29, 2001.

         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE 26 WEEKS ENDED JUNE 29, 2001

(a) We recorded a special inventory charge of $19.2 million due to the exit of product lines and obsolescence of portions of our inventory related to changes in market conditions.

(b) Represents the adjustment for the net sales associated with the Discrete Power products group.

(c) Represents the adjustment for the expenses of the Discrete Power products group. These expenses consist of the following categories:

                                                        26 WEEKS ENDED
                                                        JUNE 29, 2001
                                                        --------------
                                                        (IN MILLIONS)
Cost of product sales.................................      $34.8
Research and development..............................        2.7
Selling, general and administrative...................        3.6
                                                            -----
                                                            $41.1
                                                            =====

(d) The pro forma income tax benefit of $7.3 million was calculated based on our projected effective tax rate for the 52 weeks ended December 29, 2001, excluding the gain on the sale of the assets of the Discrete Power products group as well as revenue and expense associated with the Discrete Power products group, projected for the 52 weeks ending December 29, 2001. This resulted in a pro forma effective tax rate benefit for the 26 weeks ended June 29, 2001 of 11.3% for our business excluding the Discrete Power products group.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     We were formed on August 13, 1999 through a series of transactions in which we and our wholly-owned subsidiary acquired the semiconductor business of Harris (Predecessor). Our financial statements include the results of operations of our predecessor. Our acquisition of the semiconductor business of Harris was accounted for using the purchase method of accounting. As a result, our results of operations for periods subsequent to the acquisition are not comparable to the results of operations for periods prior to the acquisition.

     The selected historical financial data as of and for the fiscal years ended June 30, 1996 and June 27, 1997, which are not included elsewhere in this prospectus, are derived from our predecessor's unaudited and audited consolidated financial statements. The selected historical financial data as of and for the fiscal years ended July 3, 1998 and July 2, 1999 and for the six weeks ended August 13, 1999 were derived from our predecessor's audited consolidated financial statements incorporated by reference in this prospectus. The selected historical financial data as of and for the 46 weeks ended June 30, 2000 and the 26 weeks ended December 29, 2000 have been derived from our (Successor) audited consolidated financial statements incorporated by reference in this prospectus. The historical financial data as of June 29, 2001 and for the 26 weeks ended June 30, 2000 and June 29, 2001 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. The historical financial data as of June 30, 2000 is derived from our unaudited consolidated financial statements, which are not included or incorporated by reference in this prospectus.

     In our opinion, the unaudited financial data include all adjustments (consisting of normal recurring adjustments) that we consider necessary for a fair presentation of the data. Operating results for the 26 weeks ended June 29, 2001 are not necessarily indicative of the results of operations that may be expected for fiscal year 2001.

     During the predecessor period covered by our consolidated financial statements, our activities were conducted as part of Harris' overall operations. Accordingly, our consolidated financial statements contain various allocations for costs and expenses attributable to services provided by Harris. Therefore, the consolidated statement of operations may not be indicative of the results of operations that would have resulted if we had operated on a stand-alone basis.

     Since the information in the tables below is a summary, you should read the following tables in conjunction with other information contained under the captions "Unaudited Pro Forma Combined Condensed Statements of Operations," "Capitalization," "Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements incorporated by reference in this prospectus.

                                                    PREDECESSOR                         SUCCESSOR
                                ---------------------------------------------------   --------------
                                          FISCAL YEARS              SIX WEEKS ENDED   46 WEEKS ENDED
                                ---------------------------------   ---------------   --------------
                                 1996     1997     1998     1999    AUGUST 13, 1999   JUNE 30, 2000
                                ------   ------   ------   ------   ---------------   --------------
                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.......................  $570.2   $545.3   $576.8   $532.7        $57.4            $596.9
Gross margin(1)...............   227.1    199.3    207.5    182.9         17.7             244.3
Research and development......    69.4     75.2     75.1     67.0          8.5              69.5
Selling, general and
 administrative...............   103.6     99.3     98.2     84.0         10.9              97.2
Harris corporate expense
 allocation...................    10.3     10.0     10.0      9.3          1.2                --
Intangible amortization(2)....     2.3      2.3      2.3      2.4          0.3              10.7
In-process research and
 development..................      --       --       --       --           --              20.1
Impairment of long-lived
 asset........................      --       --       --       --           --                --
Restructuring.................      --       --       --       --           --                --
Other.........................      --       --       --       --           --               1.2
                                ------   ------   ------   ------        -----            ------
Operating income (loss).......    41.5     12.5     21.9     20.2         (3.2)             45.6
 Loss on sale of Malaysia
   operation..................      --       --       --       --           --              24.8
 Interest, net................    (1.0)    (0.6)    (0.9)    (1.2)        (0.1)             38.3
 Impairment on
   investments(3).............      --       --       --       --           --                --
                                ------   ------   ------   ------        -----            ------
 Income (loss) before sale of
   certain assets, income
   taxes, extraordinary item
   and cumulative effect of a
   change in accounting
   principle..................    42.5     13.1     22.8     21.4         (3.1)            (17.5)
 Operating results of certain
   operations disposed of
   during 2001(4)
   Net sales..................      --       --       --       --           --                --
   Costs and expenses.........      --       --       --       --           --                --
                                ------   ------   ------   ------        -----            ------
                                    --       --       --       --           --                --
 Gain on sale of certain
   operations(4)..............      --       --       --       --           --                --
                                ------   ------   ------   ------        -----            ------
                                    --       --       --       --           --                --
                                ------   ------   ------   ------        -----            ------
 Income (loss) before income
   taxes, extraordinary item
   and cumulative effect of a
   change in accounting
   principle..................    42.5     13.1     22.8     21.4         (3.1)            (17.5)
 Income taxes (benefit).......     2.6      1.9      9.9     (6.0)        (0.1)             (0.3)
                                ------   ------   ------   ------        -----            ------
 Income (loss) before
   extraordinary item and
   cumulative effect of a
   change in accounting
   principle..................    39.9     11.2     12.9     27.4         (3.0)            (17.2)
 Extraordinary item -- loss on
   extinguishment of debt, net
   of tax effect..............      --       --       --       --           --             (25.5)
                                ------   ------   ------   ------        -----            ------
 Income (loss) before
   cumulative effect of a
   change in accounting
   principle..................    39.9     11.2     12.9     27.4         (3.0)            (42.7)
 Cumulative effect of adoption
   of SFAS 133, net of tax
   effect.....................      --       --       --       --           --                --
                                ------   ------   ------   ------        -----            ------
Net income (loss).............    39.9     11.2     12.9     27.4         (3.0)            (42.7)
Preferred dividends...........      --       --       --       --           --              (5.4)
                                ------   ------   ------   ------        -----            ------
Net income (loss) to common
 shareholders.................  $ 39.9   $ 11.2   $ 12.9   $ 27.4        $(3.0)           $(48.1)
                                ======   ======   ======   ======        =====            ======

                                                     SUCCESSOR
                                ---------------------------------------------------
                                 26 WEEKS ENDED     26 WEEKS ENDED   26 WEEKS ENDED
                                -----------------   --------------   --------------
                                DECEMBER 29, 2000   JUNE 30, 2000    JUNE 29, 2001
                                -----------------   --------------   --------------
                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.......................      $  435.5            $255.9          $  246.1
Gross margin(1)...............         205.8             112.8             101.7
Research and development......          53.0              37.9              55.2
Selling, general and
 administrative...............          69.6              54.4              49.9
Harris corporate expense
 allocation...................            --                --                --
Intangible amortization(2)....          16.5               5.5              22.6
In-process research and
 development..................          25.5                --                --
Impairment of long-lived
 asset........................            --                --               7.6
Restructuring.................            --                --              32.4
Other.........................            --               1.2                --
                                    --------            ------          --------
Operating income (loss).......          41.2              13.8             (66.0)
 Loss on sale of Malaysia
   operation..................            --              24.8                --
 Interest, net................          (2.7)             13.9              (9.8)
 Impairment on
   investments(3).............            --                --               8.2
                                    --------            ------          --------
 Income (loss) before sale of
   certain assets, income
   taxes, extraordinary item
   and cumulative effect of a
   change in accounting
   principle..................          43.9             (24.9)            (64.4)
 Operating results of certain
   operations disposed of
   during 2001(4)
   Net sales..................            --             106.2              38.4
   Costs and expenses.........            --             (78.3)            (41.1)
                                    --------            ------          --------
                                          --              27.9              (2.7)
 Gain on sale of certain
   operations(4)..............            --                --             168.4
                                    --------            ------          --------
                                          --              27.9             165.7
                                    --------            ------          --------
 Income (loss) before income
   taxes, extraordinary item
   and cumulative effect of a
   change in accounting
   principle..................          43.9               3.0             101.3
 Income taxes (benefit).......          30.8              (1.7)             49.5
                                    --------            ------          --------
 Income (loss) before
   extraordinary item and
   cumulative effect of a
   change in accounting
   principle..................          13.1               4.7              51.8
 Extraordinary item -- loss on
   extinguishment of debt, net
   of tax effect..............          (5.9)            (25.6)            (12.2)
                                    --------            ------          --------
 Income (loss) before
   cumulative effect of a
   change in accounting
   principle..................           7.2             (20.9)             39.6
 Cumulative effect of adoption
   of SFAS 133, net of tax
   effect.....................          (0.2)               --                --
                                    --------            ------          --------
Net income (loss).............           7.0             (20.9)             39.6
Preferred dividends...........            --              (1.5)               --
                                    --------            ------          --------
Net income (loss) to common
 shareholders.................      $    7.0            $(22.4)         $   39.6
                                    ========            ======          ========

                                                    PREDECESSOR                         SUCCESSOR
                                ---------------------------------------------------   --------------
                                          FISCAL YEARS              SIX WEEKS ENDED   46 WEEKS ENDED
                                ---------------------------------   ---------------   --------------
                                 1996     1997     1998     1999    AUGUST 13, 1999   JUNE 30, 2000
                                ------   ------   ------   ------   ---------------   --------------
                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
BASIC EARNINGS (LOSS) PER
 SHARE:
 Income (loss) before
   extraordinary item.........                                                            $(0.30)
 Extraordinary item...........                                                             (0.33)
                                                                                          ------
 Income (loss) per share......                                                            $(0.63)
                                                                                          ======
DILUTED EARNINGS (LOSS) PER
 SHARE:
 Income (loss) before
   extraordinary item.........                                                            $(0.30)
 Extraordinary item...........                                                             (0.33)
                                                                                          ------
 Income (loss) per share......                                                            $(0.63)
                                                                                          ======
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING:
 Basic........................                                                              76.7
                                                                                          ======
 Diluted......................                                                              76.7
                                                                                          ======
BALANCE SHEET DATA (END OF
 PERIOD):
 Cash and cash equivalents....  $   --   $   --   $   --   $   --        $ 1.4            $211.9
 Total assets.................   647.0    733.3    810.3    761.2        736.1             933.9
 Long-term debt, including
   current portion............      --      1.4      4.1      4.6          4.5             116.6
 Total shareholders'
   equity/business equity.....   520.9    646.2    699.1    658.9        657.3             679.0

                                                     SUCCESSOR
                                ---------------------------------------------------
                                 26 WEEKS ENDED     26 WEEKS ENDED   26 WEEKS ENDED
                                -----------------   --------------   --------------
                                DECEMBER 29, 2000   JUNE 30, 2000    JUNE 29, 2001
                                -----------------   --------------   --------------
                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
BASIC EARNINGS (LOSS) PER
 SHARE:
 Income (loss) before
   extraordinary item.........      $   0.13            $ 0.03          $   0.49
 Extraordinary item...........         (0.06)            (0.30)            (0.11)
                                    --------            ------          --------
 Income (loss) per share......      $   0.07            $(0.27)         $   0.38
                                    ========            ======          ========
DILUTED EARNINGS (LOSS) PER
 SHARE:
 Income (loss) before
   extraordinary item.........      $   0.12            $ 0.03          $   0.47
 Extraordinary item...........         (0.05)            (0.27)            (0.11)
                                    --------            ------          --------
 Income (loss) per share......      $   0.07            $(0.24)         $   0.36
                                    ========            ======          ========
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING:
 Basic........................         101.0              84.4             105.4
                                    ========            ======          ========
 Diluted......................         105.2              91.5             108.7
                                    ========            ======          ========
BALANCE SHEET DATA (END OF
 PERIOD):
 Cash and cash equivalents....      $  352.6            $211.9          $  633.3
 Total assets.................       1,229.8             933.9           1,231.0
 Long-term debt, including
   current portion............          65.5             116.6                --
 Total shareholders'
   equity/business equity.....       1,011.0             679.0           1,050.9

---------------
(1) We recorded a special inventory charge of $19.2 million in the 26 week period ended June 29, 2001 due to the exit of product lines and obsolescence of portions of our inventory related to changes in market conditions.

(2) Intangible amortization primarily represents acquisition-related intangible assets.

(3) In the 26 weeks ended June 29, 2001, we recorded an impairment charge of $8.2 million related to an other than temporary decline in value in our investment in ChipPAC common stock based on two consecutive quarters where the quoted market price was less than the carrying value.

(4) On March 16, 2001, we consummated the sale of the assets of our Discrete Power products group.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto. Except for historical information, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below.

OVERVIEW

     We provide system level solutions for the wireless networking and communications analog markets. We are focused on several key markets including high data rate wireless connectivity, power management and wireless and wired communications infrastructure. We use our expertise in digital and analog semiconductors and radio and software design to deliver chip sets, component software and licensable application designs for communications and computing customers.

BASIS OF PRESENTATION

     We were formed on August 13, 1999 through a series of transactions in which we and our wholly owned subsidiary acquired the semiconductor business of Harris. We and our wholly owned domestic and foreign subsidiaries include the operations of the semiconductor business that we acquired, which we refer to as the predecessor.

     The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of the semiconductor business have been included in our consolidated financial statements since the date of acquisition. The total purchase price was allocated to the assets and liabilities of the semiconductor business based upon their approximate fair values. The fair values of the net assets acquired exceeded the purchase price resulting in negative goodwill of $200.0 million. This negative goodwill was allocated to the identified intangibles and property and equipment based on their relative fair values. The most significant effects were to decrease property, plant and equipment and to increase certain intangibles and liabilities.

     In March 2000, we elected to change our fiscal year end from the Friday closest to June 30 to the Friday closest to December 31. Our interim period of 26 weeks began on July 1, 2000 and ended December 29, 2000. We have also included a supplemental comparison of the 52 weeks ended December 29, 2000 with the same time period in calendar year 1999 as if we had been on a calendar year reporting basis for the entire year.

     In February 2000, we issued 22,000,000 shares of our Class A Common Stock in a registered underwritten initial public offering at a price of $25.00 per share. In September 2000, we issued 3,500,000 shares of our Class A Common Stock in a registered underwritten public offering at a price of $48.00 per share. See "-- Liquidity and Capital Resources."

     Consistent with our focus on the wireless LAN and broadband access markets, we have renamed the Wireless product group to Wireless Access and we have separated the previously reported product group Analog/Mixed Signal into two product groups: Communications Analog and Other Analog. Wireless Access includes our PRISM(R) Wireless, Broadband Wireless Access and CommLink(TM) digital radio ICs. Communications Analog includes our Power Management Integrated Circuits, Subscriber Line Interface Circuits and Standard Communications Analog product groups.

     Additionally, on March 16, 2001, we sold the assets of our Discrete Power products group to Fairchild for a purchase price of $338.0 million in cash and the assumption by Fairchild of certain liabilities of the product group. The consolidated balance sheet as of June 29, 2001 has been reduced by the assets purchased and liabilities assumed by Fairchild. Additionally, the operating results of our Discrete Power products group are shown under the caption "Operating results of certain operations disposed of during 2001" in the consolidated statement of operations for the 26 weeks ended June 29, 2001 incorporated by reference in this prospectus.

HISTORICAL QUARTERLY RESULTS

     The following table sets forth the unaudited historical quarterly revenue of our product groups and our quarterly total gross margin percentage with and without our Discrete Power products group:

                                         COMBINED                            COMBINED                 CALENDAR YEAR
                                   CALENDAR YEAR 1999(1)                CALENDAR YEAR 2000                2001
                             ---------------------------------   ---------------------------------   ---------------
                               Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                              (DOLLARS IN MILLIONS)
REVENUE
Wireless Access............  $  9.1   $ 13.7   $ 11.9   $ 14.9   $ 22.1   $ 29.8   $ 51.4   $ 59.8   $ 35.9   $ 32.4
Communications Analog......    27.8     32.0     33.0     33.1     44.3     54.3     56.6     51.8     42.6     39.8
Other Analog...............    56.1     59.0     44.1     55.4     51.3     54.1     58.2     53.1     49.3     46.1
Discrete Power.............    42.4     46.0     44.9     54.8     53.2     53.0     52.5     52.1       --       --
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
         Total revenue.....  $135.4   $150.7   $133.9   $158.2   $170.9   $191.2   $218.7   $216.8   $127.8   $118.3
                             ======   ======   ======   ======   ======   ======   ======   ======   ======   ======

Total revenue excluding
  Discrete Power...........  $ 93.0   $104.7   $ 89.0   $103.4   $117.7   $138.2   $166.2   $164.7   $127.8   $118.3
                             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------

------------------

(1) The historical quarterly results for the Combined Calendar Year 1999 are derived by taking the sum of the historical consolidated financial data for the fiscal year ended July 2, 1999 of our predecessor, plus the historical consolidated financial data for the six weeks ended August 13, 1999 of our predecessor, plus the historical consolidated data for the twenty weeks ended December 31, 1999 and then subtracting the corresponding consolidated financial data for the 26 weeks ended January 1, 1999 of our predecessor. The presentation of this combined financial data was then arranged by calendar quarter.

     During the first half of calendar year 2001, the semiconductor industry experienced a slowdown in both the wireless access and communications analog markets. Additionally, we have experienced slowing demand for our other analog products aimed primarily at the automotive and industrial markets.

     The semiconductor industry has historically experienced declining selling prices over the past 15 years, and we expect that trend to continue in the future. In the past we have been able to achieve productivity gains that have offset the decline in average selling prices.

RESULTS OF OPERATIONS

     The following table sets forth our unaudited statement of operations data in dollars and as a percentage of revenue for the periods indicated:

                                                      26 WEEKS ENDED        26 WEEKS ENDED
                                                    -------------------   -------------------
                                                    JUNE 30,   JUNE 29,   JUNE 30,   JUNE 29,
                                                      2000       2001       2000       2001
                                                    --------   --------   --------   --------
                                                              (DOLLARS IN MILLIONS)
Revenue:
  Wireless Access.................................   $ 51.9     $ 68.3      20.3%      27.8%
  Communications Analog...........................     98.6       82.3      38.5       33.5
  Other Analog....................................    105.4       95.5      41.2       38.7
                                                     ------     ------     -----      -----
     Total revenue................................    255.9      246.1     100.0      100.0

                                                      26 WEEKS ENDED        26 WEEKS ENDED
                                                    -------------------   -------------------
                                                    JUNE 30,   JUNE 29,   JUNE 30,   JUNE 29,
                                                      2000       2001       2000       2001
                                                    --------   --------   --------   --------
                                                              (DOLLARS IN MILLIONS)
Costs and expenses:
  Cost of product sales...........................    143.1      144.4      55.9       58.7
  Research and development........................     37.9       55.2      14.8       22.4
  Selling, general and administrative.............     54.4       49.9      21.2       20.3
  Intangible amortization.........................      5.5       22.6       2.2        9.2
  Impairment of long-lived assets.................       --        7.6        --        3.1
  Restructuring...................................       --       32.4        --       13.2
  Other...........................................      1.2         --       0.5         --
                                                     ------     ------     -----      -----
Operating income (loss)...........................     13.8      (66.0)      5.4      (26.9)
Loss on sale of Malaysia operation................     24.8         --       9.7         --
Interest, net.....................................     13.9       (9.8)      5.4       (4.0)
Impairment on investments.........................       --        8.2        --        3.3
                                                     ------     ------     -----      -----
Loss before sale of certain assets, income taxes
  and extraordinary item..........................    (24.9)     (64.4)     (9.7)     (26.2)
Operating results of certain operations disposed
  of during 2001:
  Net sales.......................................    106.2       38.4      41.5       15.6
  Costs and expenses..............................    (78.3)     (41.1)    (30.6)     (16.7)
                                                     ------     ------     -----      -----
                                                       27.9       (2.7)     10.9       (1.1)
Gain on sale of certain operations................       --      168.4        --       68.5
                                                     ------     ------     -----      -----
                                                       27.9      165.7      10.9       67.4
                                                     ------     ------     -----      -----
Income before income taxes and extraordinary
  item............................................      3.0      101.3       1.2       41.1
Income taxes......................................     (1.7)      49.5      (0.7)      20.1
                                                     ------     ------     -----      -----
Income before extraordinary item..................      4.7       51.8       1.8       21.0
Extraordinary item -- loss on extinguishment of
  debt, net of tax effect.........................    (25.6)     (12.2)    (10.0)      (5.0)
                                                     ------     ------     -----      -----
Net income (loss).................................   $(20.9)    $ 39.6      (8.2)%     16.0%
                                                     ======     ======     =====      =====

------------------
     Note: Amounts may not add due to rounding.

SIX MONTHS ENDED JUNE 29, 2001 COMPARED WITH SIX MONTHS ENDED DECEMBER 29, 2000

  Revenue

     Revenue for the 26 weeks ended June 29, 2001 decreased 3.8% to $246.1 million from $255.9 million during the 26 weeks ended June 30, 2000. The decline resulted from the overall semiconductor industry slowdown during the first half of calendar year 2001. Wireless Access sales increased 31.6% for the 26 weeks ended June 29, 2001 versus the same time period in calendar year 2000 due to continued market penetration of our PRISM(R) products.

     Geographically, 36.5%, 22.9% and 40.6% of product sales were derived in North America, Europe and Asia, respectively, during the 26 weeks ended June 29, 2001 compared to 52.4%, 17.9% and 29.7% during the 26 weeks ended June 30, 2000.

  Gross Margin

     Cost of product sales consists primarily of purchased materials, labor and overhead (including depreciation) associated with product manufacturing plus royalty, warranty and sustaining engineering expenses pertaining to products sold. Gross margin on product sales declined 9.8% to $101.7 million in the 26 weeks ended June 29, 2001 from $112.8 million in the 26 weeks ended June 30, 2000. As a percent of sales, gross margin was 41.3% during the 26 weeks ended June 29, 2001, compared to 44.1% during the 26 weeks ended June 30, 2000. We recorded an inventory charge of $19.2 million in the quarter ended March 30, 2001 due to the exit of product lines and obsolescence related to changing market conditions. We anticipate that future gross margin percentages will continue to be affected by factors such as product mix, the timing of new product introductions, market conditions and manufacturing volume.

  Research and Development

     R&D expenses consist primarily of salaries and selected costs of employees engaged in product/process research, design and development activities, as well as related subcontracting activities, prototype development, cost of design tools and technology license agreement expenses. R&D expenses increased 45.6% to $55.2 million during the 26 weeks ended June 29, 2001 from $37.9 million during the 26 weeks ended June 30, 2000. The increase was the result of our continued investment in PRISM(R) chip sets, broadband wireless access products and in power management ICs, focusing on communications and computing products. As a percent of sales, R&D expenses increased to 22.4% for the 26 weeks ended June 29, 2001 from 14.8% for the 26 weeks ended June 30, 2000. We expect R&D expenses to remain close to this level for the remainder of 2001.

  Selling, General and Administrative

     SG&A costs, which include marketing, selling, general and administrative expenses, decreased 8.3% to $49.9 million during the 26 weeks ended June 29, 2001 from $54.4 million during the 26 weeks ended June 30, 2000. The declines were due to implementation of defined restructuring activities and general cost control initiatives. As a percentage of sales, SG&A costs decreased to 20.3% for the 26 weeks ended June 29, 2001 from 21.2% for the 26 weeks ended June 30, 2000. We expect SG&A expenses to decline as we phase in our restructuring plan during the remainder of 2001 and 2002.

  Amortization

     Amortization of intangible assets increased to $22.6 million for the 26 weeks ended June 29, 2001 from $5.5 million for the same time period in calendar year 2000. The increase was the result of goodwill and other certain intangible assets that were recorded in connection with the acquisitions of No Wires Needed, B.V., or NWN, in May 2000 and SiCOM in October 2000. These assets are being amortized over their useful lives ranging from five to 11 years.

  Restructuring and Other Charges

     In March 2001, the Board of Directors approved and we announced several major restructuring activities to improve on-going operations and product gross margins. The restructuring plans included the phased closure of our Findlay, Ohio manufacturing operation, the exit of the modem board assembly manufacturing process in Scottsdale, Arizona and the exit of the value-added-reseller's channel in Europe for wireless access end products. As a result of the restructuring, we recorded expenses of approximately $32.4 million ($15.7 million after tax) in the 26 weeks ended June 29, 2001. The plans include certain exit costs and employee termination benefits. Benefits from these restructurings will be realized as each of the specific actions are completed in the form of reduced employee expenses, lower depreciation expense and lower operating costs. A summary of the restructuring charges and the remaining accrual follows:

                                                                                   BALANCE
                                                     RESERVE    UTILIZATION     JUNE 29, 2001
                                                     -------    ------------    -------------
                                                                  (IN MILLIONS)
Restructuring costs
  Employee termination costs
     Findlay facility closure......................   $16.4        $ (1.3)          $15.1
     SiCOM board business exit.....................     0.3          (0.1)            0.2
     NWN VAR business exit.........................     0.2            --             0.2
                                                      -----        ------           -----
                                                       16.9          (1.4)           15.5
  Other exit costs
     Findlay facility decommission costs...........     4.5            --             4.5
     SiCOM asset removal and related costs.........    10.0         (10.0)             --
     SiCOM contract cancellation costs.............     1.0          (0.6)            0.4
                                                      -----        ------           -----
                                                       15.5         (10.6)            4.9
                                                      -----        ------           -----
Total restructuring costs..........................   $32.4        $(12.0)          $20.4
                                                      =====        ======           =====

     In connection with the announced restructurings, approximately 534 employees were notified that their employment would be terminated and of the specifics of their severance benefits. Those positions included manufacturing, selling and general and administrative employees with 521 of the employees being located in the United States and 13 in Europe. As of June 29, 2001, approximately 13% of the affected employees had been terminated; due to the timing of the phased closure of the Findlay, Ohio manufacturing operation, the remaining employees will be terminated over the next 15 months.

     Other exit costs include costs to decommission (removal of semiconductor specific equipment and leasehold improvements) the Findlay, Ohio site to a marketable condition. We wrote off $9.5 million of intangible assets as well as other miscellaneous assets attributable to the exit of the modem board assembly manufacturing process. We plan to terminate some existing contracts in connection with the planned exit of the modem board assembly manufacturing process and have recognized the associated termination costs as part of this restructuring. These contracts will be terminated prior to the end of the calendar year.

     In connection with the planned phased closure of the Findlay, Ohio manufacturing operation, we recorded an impairment of $7.6 million ($3.7 million after tax) on the property, plant and equipment. The impairment was determined by comparing the carrying value of the assets to an appraised value on the land and buildings and the expected future undiscounted net cash flows from the equipment to be disposed.

  Impairment on Investments

     Marketable securities consist of shares of ChipPAC common stock that have been classified as other assets. They are recorded at fair value, which is determined based on quoted market prices.

     During the 26 weeks ended June 29, 2001, we recorded an impairment charge of $8.2 million ($4.0 million after tax) related to our investment in ChipPAC common stock which reflected an other than temporary decline in value based on two consecutive quarters where the quoted market price was less than the carrying value.

  Gain on Sale of Certain Operations

     On March 16, 2001, we sold the assets of our Discrete Power products group to Fairchild for a purchase price of $338.0 million in cash and the assumption by Fairchild of certain liabilities of the product group. As a result of the sale, we recognized a gain of $168.4 million, $81.8 million after tax, which was net of the assets purchased and liabilities assumed by Fairchild, transaction fees and other exit costs associated with the sale. The exit costs include employee termination benefits that will be incurred within one year from the sale date. A summary of the exit costs and the remaining accrual follows:

                                                                                   BALANCE
                                                      RESERVE    UTILIZATION    JUNE 29, 2001
                                                      -------    -----------    -------------
                                                                   (IN MILLIONS)
Exit costs
  Employee termination costs........................   $ 5.4       $ (2.4)          $ 3.0
  Information technology costs......................     7.4         (0.7)            6.7
  Asset removal and related costs...................    16.7        (15.9)            0.8
  Lease termination and other location closing
     costs..........................................     0.7         (0.3)            0.4
                                                       -----       ------           -----
                                                       $30.2       $(19.3)          $10.9
                                                       =====       ======           =====

     At the date of the sale, Fairchild made offers of employment to a portion of our employees who supported the Discrete Power products group. Approximately 185 employees who were not offered jobs with Fairchild or who did not accept an employment offer were notified that their employment would be terminated and of the specifics of their severance benefits. Those positions included manufacturing, selling and general and administrative employees with 158 of the employees being located in the United States, 22 in Europe and five in Asia. As of June 29, 2001, approximately 71% of the affected employees had been terminated with the balance to be terminated before March 31, 2002.

     Other exit costs included information technology costs required to cover transferred software license fees and system modifications necessary to support the business transition activity. A transition services agreement provided that we provide systems support to Fairchild for up to twelve months from the date of sale. We wrote off $14.8 million of intangible assets as well as other miscellaneous assets attributable to the Discrete Power products group. We also identified approximately five foreign sales offices that we would close as a result of the sale. These offices will be closed prior to March 31, 2002.

  Interest Income/Expense

     Interest income increased to $11.5 million for the 26 weeks ended June 29, 2001 from $3.2 million for the same time period in calendar year 2000. The increase was due to the increase in available cash and cash equivalents from the sale of the assets of the Discrete Power products group. Interest expense decreased to $1.7 million for the 26 weeks ended June 29, 2001 from $17.1 million for the 26 weeks ended June 30, 2000. The decrease was due to the continuous reduction and eventual elimination of our long-term debt during calendar year 2000 and into the first quarter of calendar year 2001.

  Tax Expense

     The tax provisions for the 26 weeks ended June 29, 2001 are not comparable to the tax provisions for the 26 weeks ended June 30, 2000 due to the gain generated from the sale of the assets of our Discrete Power products group and the other restructuring activities that were recorded during the first quarter of calendar year 2001.

  Extraordinary Item

     During the 26 weeks ended June 29, 2001, we repurchased all $61.4 million of our outstanding 13.25% senior subordinated notes in the open market. These repayments included certain pre-payment penalties and accrued interest. In connection with the early extinguishment of debt, we recorded extraordinary charges, net of tax effect, of $12.2 million. The extraordinary charges consisted of the write-off of deferred financing fees and premiums paid on repurchase.

  Backlog

     We had backlog at June 29, 2001 of $131.9 million compared to $256.9 million at December 29, 2000. Approximately $72.3 million of our December backlog was related to our Discrete Power products group which was sold during the first quarter of calendar year 2001.

CALENDAR YEAR 2000 COMPARED WITH CALENDAR YEAR 1999

     The following table sets forth statement of combined operations data in dollars and as a percentage of revenue for us and our predecessor for the periods indicated:

                                                             COMBINED
                                     ---------------------------------------------------------
                                           52 WEEKS ENDED                52 WEEKS ENDED
                                     ---------------------------   ---------------------------
                                     DECEMBER 31,   DECEMBER 29,   DECEMBER 31,   DECEMBER 29,
                                         1999           2000           1999           2000
                                     ------------   ------------   ------------   ------------
                                                       (DOLLARS IN MILLIONS)
Revenue:
  Wireless Access..................     $ 49.6         $163.1           8.6%          20.4%
  Communications Analog............      125.9          207.0          21.8           26.0
  Other Analog.....................      214.6          216.7          37.1           27.2
  Discrete Power...................      188.1          210.8          32.5           26.4
                                        ------         ------         -----          -----
     Total revenue.................      578.2          797.6         100.0          100.0
Costs and expenses:
  Cost of product sales............      366.3          439.7          63.4           55.1
  Research and development.........       71.8           96.5          12.4           12.1
  Selling, general and
     administrative................       91.8          128.5          15.9           16.1
  Intangible amortization..........        5.5           23.3           1.0            2.9
  In-process research and
     development...................       20.2           25.5           3.5            3.2
  Other............................        6.2            1.2           1.1            0.1
                                        ------         ------         -----          -----
Operating income...................       16.3           82.9           2.8           10.4
  Loss on sale of Malaysia
     operation.....................         --           24.8            --            3.1
  Interest, net....................       23.3           11.3           4.0            1.4
                                        ------         ------         -----          -----
  Income (loss) before income
     taxes, extraordinary item and
     cumulative effect of a change
     in accounting principle.......       (7.1)          46.8          (1.2)           5.9
  Income taxes (benefit)...........       (3.4)          29.0          (0.6)           3.6
                                        ------         ------         -----          -----
  Income (loss) before
     extraordinary item and
     cumulative effect of a change
     in accounting principle.......       (3.8)          17.8          (0.6)           2.2
  Extraordinary item -- loss on
     extinguishment of debt, net of
     tax effect....................         --          (31.5)           --           (3.9)
                                        ------         ------         -----          -----
  Loss before cumulative effect of
     a change in accounting
     principle.....................       (3.7)         (13.7)         (0.6)          (1.7)
  Cumulative effect of adoption of
     SFAS 133, net of tax effect...         --           (0.2)           --             --
                                        ------         ------         -----          -----
Net loss...........................     $ (3.8)        $(13.9)         (0.6)%         (1.7)%
                                        ======         ======         =====          =====

---------------

Note: Amounts may not add due to rounding.

  Revenue

     Revenue for the 52 weeks ended December 29, 2000 increased 37.9% to $797.6 million from $578.2 million during the combined 52 weeks ended December 31, 1999. The growth is the result of increased demand for communications products and overall improved market conditions. Wireless Access sales growth of 229% for the 52 weeks ended December 29, 2000 versus the same time period in calendar year 1999 was driven by increased market acceptance of our PRISM(R) products.

     Geographically, 47.5%, 20.4% and 32.1% of product sales were derived in North America, Europe and Asia/Pacific, respectively, during the 52 weeks ended December 29, 2000 compared to 51.0%, 23.6% and 25.4% during the combined 52 weeks ended December 31, 1999. This change in mix is the result of increased demand from Asian-based customers and from other customers moving manufacturing facilities to Asia.

  Gross Margin

     In the 52 weeks ended December 29, 2000, gross margin on product sales increased 69.0% to $357.9 million from $211.9 million in the combined 52 weeks ended December 31, 1999. As a percent of sales, gross margin was 44.9% during the 52 weeks ended December 29, 2000 compared to 36.6% during the combined 52 weeks ended December 31, 1999. This increase was due primarily to the sale of more of our communications products. Our communications products, which include our wireless access products, generally carry higher margins. Increased capacity utilization in all three fabrication facilities, improved product costs from yield enhancements, and manufacturing cost improvement projects contributed to the margin improvement. We anticipate that future gross profit percentages will continue to be affected by factors such as product mix, the timing of new product introductions, market conditions and manufacturing volume.

  Research and Development

     R&D expenses increased 34.4% to $96.5 million during the 52 weeks ended December 29, 2000 from $71.8 million during the combined 52 weeks ended December 31, 1999. The increase was the result of our continued investment in PRISM(R) chip sets and in power management ICs, focusing on communications and computing products. As a percent of sales, R&D expenses declined to 12.1% for the 52 weeks ended December 29, 2000 from 12.4% for the combined 52 weeks ended December 31, 1999. We expect R&D expenses to moderately increase during 2001 as a result of continued development efforts in our wireless LAN and broadband wireless product initiatives.

  In-Process Research and Development

     In connection with the acquisition of SiCOM in October 2000, we allocated $25.5 million of the purchase price to in-process R&D projects. This allocation represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the in-process R&D had no alternative future uses. Accordingly, these costs were expensed as a one-time charge to earnings in the 52 weeks ended December 29, 2000.

     In making the purchase price allocation, we relied on present value calculations of income, an analysis of project accomplishments and completion costs and an assessment of overall contribution and project risk. The present value was determined by discounting two to seven years of after tax cash flow projections depending on the individual project. We used a discount rate ranging from 25% - 36%, depending on the risk of the project. The fair values assigned to each of the significant projects and the stage of completion are reported below:

                                                                        STAGE OF
PRODUCT                                                FAIR VALUE      COMPLETION
-------                                               -------------    ----------
                                                      (IN MILLIONS)
SM/SD 7060..........................................      $25.1           86%
Other...............................................        0.4        56% - 70%
                                                          -----
     Total..........................................      $25.5
                                                          =====

     SM/SD 7060 refers to a project researched and in development in the broadband wireless applications area. This two chip set (modulator and demodulator) design will provide complete modem functionality. The chips will be highly programmable which allows use in a wide range of broadband wireless Point-to-Point, or PTP, products ranging from very low capacity (less than 45 Megabytes per second, or 45 Mbps) up to 1 Gigabyte per second, or 1 Gbps. This chip set is expected to be the first programmable broadband wireless modem chip set on the market targeted at PTP applications.

     Remaining development efforts for these in-process R&D projects include various phases of design, development and testing. The anticipated completion dates for the in-process R&D projects will occur within the next 12 months, after which we expect to begin generating economic benefits from these technologies. Expenditures to complete these projects are expected to total approximately $3.3 million in calendar year 2001.

     These estimates are subject to change, given the uncertainties of the development process, and no assurance can be given that deviations from these estimates will not occur. We expect to continue these development efforts and believe we have a reasonable chance of successfully completing the R&D programs.

     However, there is risk associated with the completion of the projects and there is no assurance that any will meet either technological or commercial success.

     In connection with the acquisition of the semiconductor business of Harris in calendar year 1999, we allocated $20.2 million of the purchase price to in-process R&D projects. These projects were in various stages of completion ranging from 35% - 90%. The present value of $29.0 million of in-process R&D was primarily determined by discounting 10 year after tax cash flow projections of the individual projects using a discount rate of 20%. The value was then reduced by negative goodwill resulting from the acquisition.

     At the date of acquisition, the development of these projects had not yet reached technological feasibility and the in-process R&D had no alternative future uses. Accordingly, these costs were expensed as a one-time charge to earnings in the combined 52 weeks ended December 31, 1999.

     At December 29, 2000, all of these in-process R&D projects had either completed all phases of design, development and testing or had been discontinued. No future development expenses are anticipated for these projects.

  Selling, General and Administrative

     SG&A costs increased to $128.5 million during the 52 weeks ended December 29, 2000 from $91.8 million during the combined 52 weeks ended December 31, 1999. The increase was due to additional selling costs resulting from higher sales in calendar year 2000 and additional marketing costs associated with our new company branding initiative. Operating expenses include charges allocated by Harris to us for legal, financial and other administrative expenses of $6.2 million for the combined 52 weeks ended December 31, 1999. As a percentage of sales, SG&A costs increased to 16.1% for the 52 weeks ended December 29, 2000 from 15.9% for the combined 52 weeks ended December 31, 1999. We expect SG&A expenses to decline in 2001 assuming the completion of the sale of the assets of our Discrete Power products group.

  Intangible Assets

     Amortization of intangible assets increased to $23.2 million for the 52 weeks ended December 29, 2000 from $5.5 million for the same time period in calendar year 1999. The increase was the result of goodwill and other certain intangible assets that were recorded in connection with the acquisitions of NWN in May 2000 and SiCOM in October 2000. Additionally, 52 weeks of amortization was recognized in calendar year 2000 on the opening balance sheet intangible assets versus 20 weeks in calendar year 1999. These assets are being amortized over their useful lives ranging from five to 11 years.

  Loss on Sale of Malaysia Operation

     On June 30, 2000, we completed the sale of our Kuala Lumpur, Malaysia-based semiconductor assembly and test operations to ChipPAC. As consideration for the sale we received approximately $52.5 million in cash and $15.8 million in ChipPAC preferred convertible stock and we recognized a non-recurring, non-cash charge of $24.8 million for loss on sale.

  Interest Expense

     Interest expense for the 52 weeks ended December 29, 2000 is not comparable to interest expense for the combined 52 weeks ended December 31, 1999 due to changes in our debt and cash positions during those time periods.

  Extraordinary Item

     During the 52 weeks ended December 29, 2000, we repurchased $51.0 million of our outstanding 13.25% senior subordinated notes in the open market. We also repaid approximately $419.0 million of debt incurred through the acquisition of the semiconductor business. These repayments included certain pre-payment penalties and accrued interest. In connection with the early extinguishment of debt, we recorded extraordinary charges, net of tax effect of $31.5 million. The extraordinary charges consisted of the write-off of deferred financing fees and pre-payment penalties.

  Tax Expense

     The pro forma tax provision for the 52 weeks ended December 29, 2000 is not comparable to the pro forma tax benefit for the combined 52 weeks ended December 31, 1999 due to differences in our tax structure as compared to that of our combined tax reporting structure with that of the semiconductor business of Harris.

  Backlog

     We had backlog at December 29, 2000 of $256.9 million compared to $192.4 million at December 31, 1999. The increase was due to increased demand for our communications products and improved market conditions.

LIQUIDITY AND CAPITAL RESOURCES

     Our capital requirements depend on a variety of factors, including but not limited to, the rate of increase or decrease in our existing business base; the success, timing and amount of investment required to bring new products on-line; revenue growth or decline; and potential acquisitions. We anticipate that our operating cash flow and our cash on hand will be sufficient to meet our working capital and capital expenditure needs for the foreseeable future. As of June 29, 2001, our total shareholders' equity was $1,050.9 million.

     Net cash provided by operating activities for the 26 weeks ended June 29, 2001 was $26.3 million. Net cash provided by investing activities for the 26 weeks ended June 29, 2001 was $318.9 million, primarily from the proceeds of the sale of the assets of the Discrete Power products group to Fairchild.

Net cash used in financing activities for the 26 weeks ended June 29, 2001 was $63.7 million, primarily from the repayment of all of our outstanding debt. Our cash balance at June 29, 2001 was $633.3 million.

RECEIVABLES AND INVENTORIES

     Trade accounts receivable less the allowance for collection losses totaled $62.3 million at June 29, 2001 compared to $124.0 million at December 29, 2000. Inventories decreased to $72.5 million at June 29, 2001 from $126.2 million at December 29, 2000. The decreases were primarily due to the sale of the assets of our Discrete Power products group to Fairchild along with the associated receivables, assets and inventory.

     Distributor reserves fluctuate from year to year based on the level of inventory at distributors. The reserve decreased 46.3% to $4.3 million at June 29, 2001 from $8.0 million at December 29, 2000 resulting from the sale of the assets of the Discrete Power products group.

CAPITAL EXPENDITURES

     Capital expenditures for the 26 weeks ended June 29, 2001 was $19.1 million, compared to $26.2 million for the 26 weeks ended June 30, 2000. Capital expenditures for the 52 weeks ended December 29, 2000 were $53.7 million compared to $34.9 million for the combined 52 weeks ended December 31, 1999.

RECENT DEVELOPMENTS

     On May 23, 2001, our shareholders approved the change of our name from "Intersil Holding Corporation" to "Intersil Corporation." At the same time, our wholly owned subsidiary changed its name from "Intersil Corporation" to "Intersil Communications, Inc." Our name was changed because we are not simply a holding company, but are actively involved in the operations and supervision of management of our business, some of which is conducted through our subsidiaries.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 101, "Revenue Recognition in Financial Management" which was required to be implemented no later than the fourth quarter of fiscal years beginning after December 31, 1999, and provides guidance on the recognition, presentation and disclosures of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The implementation of SAB No. 101 did not have a material effect on our financial position or results of operations.

     In April 2000, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of Accounting Policy Bulletin Opinion No. 25." Among other issues, that interpretation clarifies the definition of employees for purposes of applying the Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. The implementation of this interpretation did not have a material impact on our financial position or results of operations.

     In June 2001, the FASB issued Statements of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we will apply the new accounting rules beginning December 30, 2001. We are currently assessing the financial impact SFAS No. 141 and No. 142 will have on our consolidated financial statements.

MARKET RISK MANAGEMENT

     We, in the normal course of doing business, are exposed to the risks associated with foreign currency exchange rates and changes in interest rates. We employ established policies and procedures governing the use of financial instruments to manage our exposure to these risks.

     At June 29, 2001 we had open foreign exchange contracts with a notional amount of $12.0 million, which was to hedge anticipated foreign cash flow commitments up to six months. As hedges on anticipated foreign cash flow commitments do not qualify for deferral, gains and losses on changes in the fair market value of the foreign exchange contracts are recognized in income. Total net gains on foreign exchange contracts for the 26 weeks ended June 29, 2001 was $2.5 million. During the 26 weeks ended June 29, 2001 we purchased and sold $34.9 million of foreign exchange forward contracts. The derivatives were also recognized on the balance sheet at their fair value of $0.6 million at June 29, 2001.

     Our hedging activities provide only limited protection against currency exchange risks. Factors that could impact the effectiveness of our hedging programs include accuracy of sales estimates, volatility of currency markets and the cost and availability of hedging instruments. A 10% adverse change in currency exchange rates for our foreign currency derivatives held at June 29, 2001 would have an impact of approximately $1.2 million on the fair values of these instruments. This qualification of exposure to the market risk associated with foreign exchange financial instruments does not take into account the offsetting impact of changes in the fair values of foreign denominated assets, liabilities and firm commitments.

                                    BUSINESS

GENERAL

     We are a systems oriented designer and manufacturer of analog and digital ICs for the wireless access and communications analog markets. We use our proprietary technologies, design capabilities and software to provide systems solutions for rapidly growing wireless LAN, wireless infrastructure and high performance analog applications. We own over 1,500 patents with approximately 485 patents pending. Our core competencies include the design of analog, mixed-signal, digital signal processing and radio frequency semiconductor products and the design and development of computer software for high data rate radios. Our products include components performing complex communications functions, such as our PRISM(R) chip sets for wireless data communications, digital radios and high speed converters in cellular base stations and power management ICs used in Internet servers and computers. Consistent with our focus in these markets and applications, on March 16, 2001, we sold the assets of the Discrete Power products group to Fairchild. We were formed on August 13, 1999 through a series of transactions, in which we acquired the semiconductor business of Harris.

OUR BUSINESS STRATEGY

     We provide systems level solutions for the wireless networking and communications analog markets. We are focused on several key markets including high data rate wireless connectivity, power management and communications ICs for wireless and wired communications infrastructure. We use our expertise in digital and analog semiconductors and radio and software design in order to deliver chip sets, components, software and licensable application designs for communications and computing customers.

     Our business strategy emphasizes the following key elements:

     - Focus on Attractive Communications Markets. In light of the rapid expansion of communication applications and the increased requirement for power management in electronic systems, we focus our investments in these areas. We believe these markets have attractive growth characteristics and enable us to draw on our core competencies. Accordingly, we are pursuing opportunities in wireless LAN, wireless infrastructure, broadband wireless access and power management.

     - Maintain Technology Leadership. We focus our research and development investments on integrated communications. We have over 500 engineers working on innovative wireless and power management architectures. We also have significant experience in analog and mixed-signal process technology and high volume manufacturing. In conjunction with these efforts, we will continue to expand our strong intellectual property position by seeking to increase our existing portfolio of over 1,500 patents.

     - Provide Systems Level Solutions to Our Customers. We design and develop our semiconductors with a systems level approach that we believe enhances the value of our products as they are designed into and incorporated in our customers' electronic systems. This approach yields early integration of our products into our customers' products, provides opportunities for current design wins, and ultimately increases revenue as our solutions are incorporated within a targeted end application. For example, we have developed radio reference designs that support data rates under 2 Mbps for 3G basestations, 11 Mbps for wireless LAN and 155 Mbps for fixed data transmission.

     - Continue Partnering with Industry Leaders. We partner with industry leaders in each of our target end-user markets to take our strong engineering and design capabilities to commercial levels. Our customer base of industry leaders illustrates the acceptance of our products to date, and we continue to partner with these customers and others to develop and market our next generation products. Our applications and design engineers support our customers' end product development.

     - Maintain High Quality Customer Service. Quality customer service is critical to our customer retention and sales growth. Through our customer relations initiatives, we believe we distinguish ourselves from our competitors. Additionally, our sales force and authorized representatives and distributors provide customer information programs and support for our global comprehensive customer service efforts.

PRODUCTS AND TECHNOLOGY

     Our focus products are organized into three principal product groups:
Wireless Access, Communications Analog and Other Analog.

                                                   WIRELESS       COMMUNICATIONS        OTHER
                                                    ACCESS            ANALOG            ANALOG
                                                   --------       --------------        ------
Calendar Year 2000 Revenues...................  $163.1 million    $207.0 million    $216.7 million
Percentage of Revenues........................      27.8%             35.3%             36.9%
Key Customers.................................      Cisco            Asustek            Boeing

                                                     IBM              Compaq            Cisco

                                                   Linksys             Dell            Emerson

                                                    Nokia              IBM             Siemens

                                                     Sony             Intel              Sony

WIRELESS ACCESS

     Our wireless access portfolio represented 27.8% of our calendar year 2000 revenue. Wireless access includes LAN, broadband wireless access and both fixed and mobile wireless infrastructures.

     We are the leading developer of semiconductor solutions for the emerging wireless LAN market, focusing our product development around the widely adopted IEEE 802.11 global standards. Since the great majority of wireless networking and equipment manufacturers have or are deploying systems compliant to the
802.11 standards, we support both the standard and the Wireless Ethernet Compatibility Alliance's Wi-Fi(TM) seal of approval.

     Our PRISM(R) family of chip sets addresses the growing demand for wireless networking systems for use in both the home and business. Such systems provide cost effective, wireless access to high-data-rate broadband communications networks. We believe we are the only supplier of a highly integrated and complete wireless networking product solution which includes reference designs, software and all ICs necessary for wireless data communications at data rates of 11 Mbps. We are also developing radio designs, software and semiconductors that will support the 802.11a 5 GHz 54 Mbps U.S. IEEE standard. All PRISM(R) ICs represent design and manufacturing competence in RF, mixed-signal and digital technologies. The power amplifiers, radio frequency/intermediate frequency, or RF/IF, up and down converters, and quadrature modulator/demodulators are designed and manufactured using a high-performance SiGe process technology. Baseband processors, or BBPs, medium access controllers, or MACs, and integrated BBPs/MACs are designed and manufactured using sub-micron CMOS process technologies.

     Because we design all of the ICs in our wireless chip set and offer design aids such as reference designs and software, we believe this complete solution provides our customers with the optimized and matched performance, value and fast time-to-market. We believe the PRISM(R) "turnkey" solution is a critical competitive advantage for us, and translates into competitive advantage for our customers, especially in emerging market segments. More than 50 companies including Cisco, Linksys, Nokia, Sony and Symbol have adopted use of the PRISM(R) chip sets in a variety of wireless LAN applications for the home and office.

     Our PRISM(R) II chip set is our second-generation chip set, capable of delivering high-speed wireless networking at data rates of 11 Mbps. Almost seven million PRISM(R) II chip sets have been shipped since the products launched in late 1999. The PRISM(R) II chip set is composed of five highly integrated semiconductors. They are the 2.4 GHz power amplifier, RF/IF up and down converter, IF/BB quadrature modulator/demodulator, BBP and MAC.

     We are ramping up production of our new PRISM(R) 2.5 chip set supporting the IEEE 802.11b standard. PRISM(R) 2.5 is based on a four chip (versus five chip PRISM(R)II) solution, with a lower total bill of materials cost. We believe that the significant board space reduction achieved by PRISM(R) 2.5 opens the door for many embedded wireless applications. Five notebook manufacturers have introduced products integrating PRISM(R) 2.5. PRISM(R) 2.5 integration allows the 802.11 portion to be small enough to use only two-thirds of the card, leaving enough room for a V.90 modem, for example. PRISM(R) 2.5 consists of only four ICs, a power amplifier and detector, an RF/IF converter, a modulator/demodulator with synthesizer, and the world's first integrated, single-chip BBP/MAC. The PRISM(R) 2.5 solution includes these ICs plus software, firmware and a companion voltage-controlled oscillator, or VCO, to give our customers a full-featured solution for designing 802.11b-compliant wireless LAN modules for small, handheld computing devices such as notebook PCs, personal digital assistants and next generation "Web Pad" Internet appliance devices.

     Our next generation is the PRISM(R) 3.0 chip set which consists of only three chips, providing further integration and a 25% reduction in the customer's bill of materials cost compared to PRISM(R) 2.5. This product is expected to begin shipping to our customers in December 2001. The reduction in the number of semiconductors and the total number of components on the bill of materials enables smaller wireless LAN radios. Several manufacturers, including Symbol and D-Link have launched PRISM(R)-based radios on miniature compact flash form factors. This brings 11 Mbps data connectivity to handheld devices for the first time.

     We plan to leverage our leading market position and proven high volume production experience to support new and emerging wireless LAN markets. We announced our Indigo(TM) 5 GHz wireless platform supporting the IEEE 802.11a standard. Indigo(TM) ICs will be available in the fourth quarter of 2001, with customer alpha radios in 2002. Our 5 GHz technology will include a MAC based on ARM technology, a RF/IF device, an RF transceiver device and a proprietary power amplifier.

     We plan to deliver a 5 GHz solution that optimizes radio performance including range and power consumption. Indigo(TM)'s ARM MAC will be designed so as to allow customers to easily add unique software based features including security, quality of service and applications. We are also developing dual band solutions that take advantage of the existing 802.11b global infrastructure.

     We have a proposal in consideration by the IEEE for a high data rate (36
Mbps) alternative to the 2.4 GHz unlicensed band. It is expected that this standard could receive final approval during 2002.

     Our new CommLink(TM) product line addresses another segment of the wireless infrastructure market -- mobile cellular base stations. Our CommLink(TM) data converters and function-specific digital signal processor, or DSP, devices are enabling new generations of cellular base stations for 2G, 2.5G and 3G cellular protocols. With the need to expand cellular coverage as well as to upgrade existing cellular base stations to handle increased subscriber density and new data services, infrastructure equipment manufacturers are looking for semiconductor solutions that enable high flexibility while reducing system cost. The CommLink(TM) family of semiconductors enables a Software Defined Radio which can be programmed to handle all of the different cellular protocols (TDMA, CDMA, GSM, UMTS, etc.) while reducing the size and cost of base station equipment.

     We also have developed an OC-3, 155 Mbps fixed wireless modulator/de-modulator radio design and DSPs for fixed wireless applications including cellular basestation backhaul to network communications.

COMMUNICATIONS ANALOG

     Our communications analog portfolio represented 35.3% of our calendar year 2000 revenue. We have a portfolio of linear, mixed-signal ICs optimized for power management applications and high-speed communications. Communications analog and mixed-signal ICs are primarily targeted at computing and wired and wireless data and voice communications infrastructure applications. We supply our communica-tions analog products to Asustek, Cisco, Compaq, Dell, IBM, Intel, Legend Holdings, Lucent, Siemens and other customers.

     Our power management solutions for communications applications are designed into desktop and notebook computers, file servers, workstations and a variety of portable computing devices. We have also developed new power management ICs for cable and DSL modems, set-top boxes and 24x7 server networks supporting e-commerce on the Internet. Our highly successful Endura(TM) family of pulse width modulator, or PWM, controller ICs is used in about half of all personal computers that utilize Pentium(TM) 4 and AMD Athlon(TM) microprocessors. We recently launched new PWM ICs for notebook computers.

     We introduced the first cost effective multiphase synchronous buck power converters for high-speed microprocessors. This advanced architecture is required for Intel Pentium(TM) 4 and AMD Athlon(TM) microprocessors. This new platform of products consists of five controllers (HIP6301, HIP6302, HIP6303, HIP6304 and HIP6311) and three gate drivers (HIP6601A, HIP6602A and HIP6603A). We also offer a complete advanced configuration power interface solution for instant "on" and "sleep mode" capability used to save energy in personal computers.

     The file server and RAID market is another area where we provide complete power solutions, enabling 24x7 reliability. Internet growth, especially e-commerce, is driving the need for high reliability/availability in these applications. Our family of hot swap products allows repair and maintenance of a file server or RAID without shutting down the file server. Our Universal Serial Bus, or USB, protection circuits provide complete protection to all USB ports on PC motherboards and represent a unique and attractive alternative to bulky discrete components.

     Addressing the trend for smaller profile, high performance notebook personal computers and portable appliances, we offer high efficiency, highly integrated power management solutions for Intel, AMD and Transmeta platforms. The recently released ISL6223 CPU controller meets the requirements of the latest AMD Mobile Athlon(TM) and Duron(TM) CPU platforms.

     With more than 15 years of experience in their design and development, we continue to expand our portfolio of subscriber line interface circuits, or SLICs. SLICs, which are used in many telephone applications, serve two primary functions. First, they interface analog voice signals with digital processors. Second, they serve the simple, yet essential, function of ringing a telephone to signal an incoming call. Recently, we introduced an advanced ringing SLIC, which combined both functions into a single SLIC. Thus, the ringing SLIC acts as both an interface into the telephone and also rings the telephone. Our newest ringing SLIC product, a voice over Internet protocol, or VoIP, product, enables the use of analog phones in the emerging Internet telephony market such as cable modems, DSL modems and set-top boxes. Our SLIC portfolio of advanced telecom linecard solutions are ideal for today's universal telecom exchange systems, including Plain Old Telephone Service, or POTS, Private Branch Exchanges, Central Office, Loop Carrier, Fiber in the Loop and Wireless Local Loop.

     Finally, we provide a large portfolio of standard, off-the-shelf communications analog ICs. These products include high-speed operational amplifiers, which are referred to as op amps, interface ICs, and analog switches and multiplexers. These products typically have long life cycles and are designed into our customers' products, thereby supporting long-term sales. Our primary markets include wired, wireless and high-speed satellite communications.

OTHER ANALOG

     Our other analog portfolio represented 36.9% of our calendar year 2000 revenue. Our legacy base product portfolio includes industrial and video ICs, digital products, automotive power management, and military qualified analog products. These products typically have long life cycles once designed into our customers' products. Typical products include the industry standard LM324 commodity op amp, Intel 80Cx86 Peripherals, low power instrumentation data converters and automotive power drivers and knock sensors. We have announced our intention to exit our automotive-related businesses by the end of calendar year 2002. This base portfolio is sold to a broad range of customers in industrial control, medical, computer, automotive, space and test and measurement instrumentation markets.

CUSTOMERS AND APPLICATIONS

     We seek to capitalize on our core competencies by focusing on the wireless networking and communications analog markets. Within the communications market, our products serve the wireless access and communications analog markets.

                                   MARKETS                   APPLICATIONS           KEY CUSTOMERS
                                   -------                   ------------           -------------
Wireless Access.........  Wireless LAN, wireless       Wireless LAN providing     Cisco, Compaq,
                          infrastructure, broadband    network wireless access    Dell, IBM, Intel,
                          wireless access              to broadband (cable,       Linksys, Lucent,
                                                       Ethernet, xDSL, ISDN)      Nokia, Samsung,
                                                       networks, video, wired     Siemens, Sony,
                                                       and wireless telephony,    Symbol
                                                       home gateways, cellular
                                                       base stations, digital
                                                       radios, broadband
                                                       wireless modems
Communications
  Analog................  Power management, wired      File servers, PC           Asustek, Compaq,
                          and wireless data            motherboards, printers,    Dell, IBM, Intel,
                          communications               workstations, modems,      Legend Holdings
                                                       gateways

SALES, MARKETING AND DISTRIBUTION

     In calendar year 2000, we derived about 73% of our sales from original equipment manufacturer, or OEM, customers through our global sales organizations and 27% of our sales through distributors. We operate sales organizations in the Americas, Europe and the Asia/Pacific region. Our sales organizations are supported by logistics organizations. Product orders flow to our fabs or to one of our foundries where the semiconductor die is made. Most of our semiconductors are assembled and tested through independent subcontractors, except for satellite applications. Products are then shipped to the customer either directly or indirectly via our warehouses in the United States, Europe and Asia.

     We have dedicated direct sales organizations operating in the Americas, Europe and Asia/Pacific regions that serve our major OEM customers. We have strategically located our sales offices near these major OEM customers. We also have a large network of distributors and manufacturers' representatives to distribute our products around the world. To serve our customer base, we maintain a small, highly focused, direct sales force selling products for each of our targeted product areas, combined with an extensive network of distributors and manufacturers' representatives. Our sales force is segmented by product line, assuring an application and product focus. We also maintain a dedicated marketing organization, which supports each product area on a regional basis.

     Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Some of our sales to distributors are made under agreements allowing for market price fluctuations and/or the right of return on some unsold merchandise. Virtually all distribution agreements contain an industry standard stock rotation provision allowing for minimum levels of inventory returns. We actively monitor distributor inventories and establish reserves for obsolescence. In our experience, these inventory returns can usually be resold. Manufacturers' representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Manufacturers' representatives do not maintain a product inventory; instead, their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

RESEARCH AND DEVELOPMENT

     We believe that the continued introduction of new products in our target markets is essential to our growth. We believe that we must continue to innovate, enhance and expand our products and services to maintain our leadership position, and we intend to achieve this through in-house research and development efforts and selective acquisitions. As of June 29, 2001, we had 563 employees engaged in research and development efforts. Our research and development efforts are focused on new product development and improvements in process technology in our growth areas of communications and power management.

     In calendar year 2000, we invested $84.9 million in research and development, or 14% of our revenues. Each product area maintains independent research and development organizations. We work closely with our major customers in many research and development situations to increase the likelihood that our products will be designed directly into the customers' products and achieve rapid and lasting market acceptance. We also engage in advanced research projects with universities including the University of California in San Diego and the University of Florida.

     Technology and research has also been extended through selective investments in privately held emerging companies. These investments include Sygate and Silicon Wave for wireless products and PowerSmart and Primarion for analog products.

MANUFACTURING

     We manufacture our products using our own fabs as well as outside foundries. We fabricate wafers at our own facilities in two locations in the United States -- Palm Bay, Florida, and Findlay, Ohio. In March 2001, we announced that we will close or sell our Findlay, Ohio facility by September 2002. A portion of the products currently being manufactured there will be transferred to our Palm Bay, Florida facility. The anticipated expenses relating to this closure were recorded in the first quarter of calendar year 2001, and all material negotiations to close the plant have been undertaken.

     We manufacture analog semiconductors in company-owned facilities. Our Palm Bay, Florida facility features 6 inch, 0.6 micron processing capability. We outsource complex sub-micron CMOS and SiGe manufacturing to TSMC and IBM. We utilize an extensive set of manufacturing processes to fabricate our products, including technologies such as: BiCMOS, Power BiCMOS, High Frequency Bipolar, CMOS and Rad Hard Processes. The table below sets forth some information regarding our manufacturing facilities, products, wafer diameter and annual wafer capacity:

                                                                                         ANNUAL
                                                                                        CAPACITY
                                                                                           (6"
                                                                             WAFER       EQUIV.
LOCATION                                  PRODUCTS/FUNCTIONS                DIAMETER     WAFERS)
--------                                  ------------------                --------   -----------
Palm Bay, Florida.........  Power ICs, telecom SLICs, rad hard ICs           4", 6"      175,000
Findlay, Ohio.............  Standard linear/interface ICs, power ICs             5"       95,000

     Our manufacturing processes use many raw materials, including silicon wafers and various chemicals and gases. We obtain our raw materials and supplies from a large number of sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

     Under a multi-year supply agreement with ChipPAC, their Malaysia facility is our preferred provider of semiconductor assembly and test services. We also have limited assembly and test capability in Palm Bay, Florida. We use a number of assembly and test subcontractors for device types and packages that cannot be assembled and tested at ChipPAC's facility in Kuala Lumpur, Malaysia.

     For many of our newer products targeted at the wireless access and communications analog markets, we use outside foundries to manufacture those products using standard CMOS and SiGe processes.

BACKLOG

     Our sales are made pursuant to purchase orders that are generally booked from one to six months in advance of delivery. Backlog is influenced by several factors including market demand, pricing and customer order patterns in reaction to product lead times. Although quantities actually purchased by customers may vary between booking and delivery to the extent customer needs or industry conditions change, our backlog has historically been a reliable indicator of our future revenues. Our backlog was $174.0 million at July 2, 1999, $259.5 million at June 30, 2000, $256.9 million at December 29, 2000 and $131.9 million at June 29, 2001. We expect to ship the backlog at June 29, 2001 within six months of that date.

SEASONALITY

     An increasing percentage of our products are sold into the computing market. Historically, our third calendar quarter has been the weakest due to model year changeovers in the automotive industry and summer holiday seasons, primarily in Europe. In the future, we expect that the seasonality of our business will change as our business mix shifts towards a higher percentage of communications and computing dependent products, and as we discontinue our automotive products.

COMPETITION

     We compete in different markets to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. Our ability to compete successfully depends on elements both within and outside of our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields, product availability, intellectual property protection obtained by us and our competitors, customer service, pricing, industry trends and general economic trends.

     The following chart sets forth our principal competitors by product group:

PRODUCT GROUP                                        PRINCIPAL COMPETITORS
-------------                                        ---------------------
Wireless Access                        Agere, Analog Devices, Texas Instruments,
Communications Analog                  Analog Devices, Linear Technology, Maxim, Semtech
Other Analog                           Analog Devices, Maxim, Texas Instruments

TRADEMARKS AND PATENTS

     We own rights to a number of trademarks and patents that are important to our business. Among others, we consider Intersil, PRISM(R), Endura(TM) and CommLink(TM) to be trademarks that are material to our operations.

     Our corporate policy is to protect proprietary products by obtaining patents for these products when practicable. We currently possess about 1,500 patents and we have approximately 485 patents pending.

EMPLOYEES

     Our worldwide workforce consisted of 2,175 employees (full- and part-time) as of June 29, 2001. Of our employees, 1,097 were engaged in manufacturing, 563 were engaged in engineering, 301 were engaged in marketing and sales, 116 were engaged in administration and 98 were engaged in operating our management information systems. We believe that our relations with our employees are satisfactory.

ENVIRONMENTAL MATTERS

     Our operations are subject to environmental laws in the countries in which we operate that regulate, among other things, air and water emissions at our manufacturing facilities; the management and disposal of hazardous substances; and the investigation and remediation of environmental contamination. As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of environmental liabilities or claims. We believe, however, that our operations are in substantial compliance with applicable environmental requirements. Our costs to comply with environmental regulations were about $6.3 million, $7.4 million and $4.8 million in each of fiscal years 1998, 1999 and 2000, respectively. In addition, we spent about $1.9 million in the transition period ended December 29, 2000 to comply with these regulations.

     Final fieldwork for the closure of the former industrial wastewater treatment ponds at our facilities in Findlay, Ohio was completed in October 2000. The Ohio Environmental Protection Agency approved the Final Closure Plan in July 2001, and we submitted a Certificate of Closure in September 2001. The project was completed as a clean closure.

     The Harris facilities in Palm Bay, Florida, including our adjacent facilities, are listed on the National Priorities List, or NPL, for groundwater clean up under the Comprehensive Environmental Response, Compensation and Liabilities Act, or Superfund. Remediation activities associated with that portion of the NPL site located on our property have ceased. However, Harris is still obligated to conduct groundwater monitoring on our property for an unspecified period of time.

     Our former facility in Kuala Lumpur, Malaysia, which we sold to ChipPAC in June 2000, has known groundwater contamination from past operations. See "Business -- Manufacturing." The contamination was discovered in May 2000, during the closure activities associated with a former waste storage pad. Based on the composition of materials in the groundwater, and due to the facts that materials stored on the pad were removed in September 1999 and its operation was discontinued, this contamination has been attributed to activities conducted prior to our acquisition of the facility from Harris. Harris is conducting additional investigations and some remediation may be required. Also, the industrial wastewater treatment plant at building #4 (IWTP4) did not have sufficient hydraulic capacity to effectively treat the wastewater flows associated with the level of production at the time of the sale to ChipPAC.

     Our former facilities in Mountaintop, Pennsylvania have known groundwater and subsurface contamination from past operations, all of which occurred prior to our acquisition of those facilities from Harris and some of which occurred prior to Harris' acquisition of those facilities from General Electric Company. Some remediation has been conducted and additional remediation may be required. Also, the fluoride pretreatment plant for industrial wastewater is not operating to design specifications and this occasionally causes discharges to the local sanitary authority to exceed pretreatment standards. Pilot studies are in progress to address design deficiencies and local discharge requirements.

     Harris has agreed to indemnify us for the cost of addressing environmental conditions created prior to our ownership of these facilities, and we gave ChipPAC a similar indemnity regarding the Malaysia facility. ChipPAC has made indemnification claims against us regarding the groundwater contamination and the operation of the IWTP4 at the Malaysia facility. Similarly, we have made indemnification claims against Harris regarding all of these projects except the one regarding the operation of the IWTP4 at our former Malaysia facility, which is due to an increase in production activity that occurred after we acquired the facility from Harris. We expect to offer a cash settlement to ChipPAC to upgrade the IWTP4. Based on the historical costs of these projects and previous experience with other remediation activities, we do not believe that the future cleanup costs will be material, even without the indemnification.

     Future laws or regulations and changes in the existing environmental laws or regulations may subject our operations to different, additional or more stringent standards. While historically the cost of compliance with environmental laws has not had a material adverse effect on our business, financial condition or results of operations, we cannot predict with certainty our future costs of compliance because of changing standards and requirements. We cannot assure you that materials costs will not be incurred in connection with the future compliance with environmental laws or with future cleanup costs related to currently unknown contamination.

PROPERTIES

     In the United States, we lease our corporate headquarters in Irvine, California. Additional manufacturing, warehouse and office facilities are housed in about 846,000 square feet and 270,000 square feet of space in properties owned by us in Palm Bay, Florida and Findlay, Ohio, respectively.

     Our primary engineering activity takes place in Palm Bay, Florida. In addition, we have engineering activities taking place in our leased corporate headquarters in Irvine, California and in leased facilities in Irvine, California, Durham, North Carolina (Research Triangle Park), Somerville, New Jersey, Scottsdale, Arizona, San Antonio, Texas, Seattle, Washington and Bilthoven, The Netherlands.

     We maintain regional sales offices in Orange County, California, Palm Bay, Florida, Framingham, Massachusetts, Dallas, Texas, San Jose, California, Carmel, Indiana, Hauppauge, New York, Phoenix, Arizona, Munich, Germany, Milan, Italy, Camberly, United Kingdom, Brussels, Belgium, Velizy, France, Danderyd, Sweden, Espoo, Finland, Taipei, Taiwan, Tokyo, Japan, Seoul, South Korea, Hong Kong, China, Singapore, Singapore and Pully, Switzerland. All our offices are leased generally under short-term leases, except our offices in Palm Bay, Florida.

     We believe that our facilities around the world, whether owned or leased, are well maintained. Our manufacturing facilities contain sufficient production capacity to meet our anticipated needs for the foreseeable future.

LEGAL PROCEEDINGS

     From time to time we are involved in legal proceedings arising in the ordinary course of business. Reorganization of Harris' sales representatives resulted in the termination of its sales representative agreement with Giesting & Associates, Inc., or Giesting, in September 1998. In January 1999, Giesting asserted a variety of business tort, contract, and statutory claims against Harris in the U.S. District Court for the Middle District of Florida. We assumed both the defense and liability for this litigation when we purchased the semiconductor business from Harris, and continued the defense of the case in Harris' name. The Court dismissed Giesting's tort claims for fraud and tortuous interference with contractual relations and certain of its statutory claims on motions to dismiss and for summary judgment. Giesting proceeded to trial on the remainder of its contract and statutory claims in November 2000, seeking damages in excess of $9 million. On November 21, 2000, the jury returned a verdict in the amount of $748,336. On December 1, 2000, the District Court entered judgment in that amount, and also awarded Giesting prejudgment interest in the amount of $83,505 and costs in the amount of $18,190. On June 5, 2001, the District Court awarded Giesting an additional $60,000 in costs. We continue to believe that Giesting's claims are entirely without merit and have noticed our appeal. On June 29, 2001, we successfully acquired a supersedes bond staying enforcement of the judgment pending appeal.

     On November 23, 1998, Harris filed suit against Ericsson and Telefonaktiebolaget LM Ericsson for infringement of various cellular technology patents. Ericsson counter sued and filed a complaint against Harris for infringement of certain telecommunication patents in the United States District Court for the Eastern District of Texas. Shortly after we purchased the semiconductor business from Harris, Ericsson joined us in the suit by filing an Amended Complaint on October 15, 1999. After discovery and depositions by the parties, only Ericsson's U.S. patent 4,961,222 remains in the suit. Ericsson sought damages from Harris and us, as well as injunctive relief prohibiting sales of accused products. On June 3, 2001 the jury returned a verdict against Harris and us regarding patent infringement of our 5513/5514/5518 SLIC families. The total amount awarded against Harris is $4.1 million, and the amount against us is $151,000. We have the benefit of an indemnity from Harris for this amount, but the possibility of an injunction exists against future affected SLIC sales. We will be discussing the next steps going forward with Harris' counsel to ensure that our SLIC sales can proceed unimpeded.

     We and certain of our present officers as well as our lead initial public offering underwriter and lead underwriter of this offering, Credit Suisse First Boston Corporation, have been named as defendants in several putative securities class actions, the first of which was filed on June 8, 2001 in the United States District Court for the Southern District of New York. The complaints allege violations of Rule 10b-5 promulgated under the Exchange Act, based on, among other things, the dissemination of statements containing material misstatements and/or omissions concerning the commissions received by the underwriters of the initial public offering as well as failure to disclose the existence of purported agreements by the underwriters with some of the purchasers in these offerings to thereafter buy additional shares of Intersil in the open market at pre-determined prices above the offering prices. The plaintiffs seek class action certification and an award of damages and litigation costs and expenses. We believe the claims against us are without merit and intend to vigorously defend them. Pursuant to our Underwriting Agreement, we have made claims for indemnity against our underwriters in connection with any liability or expenses we may incur as a result of these claims. We have also, on our own behalf and on behalf of the officers and directors named in the complaints, made claims under relevant provisions of our directors' and officers' liability insurance policies.

     On or about March 10, 2001, Proxim filed suit against us and Cisco in the United States District Court for the District of Massachusetts. Proxim is alleging that we and Cisco have infringed Proxim's United States patents -- 5,077,753, 5,809,060 and 6,075,812 -- by making, using, selling, or offering to sell certain wireless LAN products. We and Cisco have filed an action against Proxim in the United States District Court for the District of Delaware seeking that Proxim patents be found invalid, unenforceable and not infringed. Further, we and Cisco seek damages, costs and attorneys fees from Proxim based upon breach of contract and an unfair competition. We believe the claims against us are without merit and will rigorously defend against the infringement charges.

     Also, in mid-March 2001, Proxim initiated actions for patent infringement of these same three patents against other companies in the United States District Court for the District of Delaware and the United States International Trade Commission. We are not a party to these cases; however, at least some of the companies involved in these proceedings are purchasers of our products and, hence, could seek indemnification from us. We would be partially indemnified by Harris for any such actions.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the persons who are members of our Board of Directors, key employees or executive officers. With the exception of Messrs. Conn, Peeters and Pokelwaldt, who joined as directors on April 19, 2000, each of our directors has served as director since our formation on June 2, 1999. Our directors will continue to hold office until the next annual meeting of shareholders or until a successor has been elected and qualified. With one exception, each of our officers has served as an officer since our formation, and each of our officers will hold office until the first meeting of directors after its next annual meeting of shareholders or until a successor has been elected and qualified.

NAME                              AGE                                TITLE
----                              ---                                -----
Gregory L. Williams.............  48    President, Chief Executive Officer, Director
Daniel J. Heneghan..............  46    Vice President, Chief Financial Officer and Assistant Secretary
Lawrence J. Ciaccia.............  43    Vice President, General Manager, Wireless Networking
Rick E. Furtney.................  41    Vice President, General Manager, High Performance Analog
Glenn Boyd......................  55    Vice President, Worldwide Sales
Stephen M. Moran................  44    Vice President, General Counsel and Secretary
Julie B. Forbes.................  44    Vice President, Human Resources
Robert W. Conn..................  58    Director
Gary E. Gist....................  54    Director
Jan Peeters.....................  49    Director
Robert N. Pokelwaldt............  64    Director
James A. Urry...................  45    Director

     Gregory L. Williams, President, Chief Executive Officer, Director. Mr. Williams is our President, Chief Executive Officer and one of our directors. From October 1998 to August 1999, Mr. Williams was President of the semiconductor business at Harris. From January 1998 to October 1998, Mr. Williams was Vice President and General Manager of the Power Products Division at Harris. From 1984 to 1998, Mr. Williams also served as Vice President and Assistant General Manager of the Semiconductor Components Group, Vice President and General Manager of the Power Products Division, and Vice President and Director of Automotive World Marketing at Motorola Semiconductor, and from 1977 to 1984, Mr. Williams served with General Electric Company.

     Daniel J. Heneghan, Vice President, Chief Financial Officer and Assistant Secretary. Mr. Heneghan is our Vice President, Chief Financial Officer and Assistant Secretary. From 1996 to August 1999, Mr. Heneghan was Vice President and Controller of the semiconductor business at Harris. From 1994 to 1996, Mr. Heneghan was Vice President of Digital Products of the semiconductor business at Harris. Mr. Heneghan also served at various times as Division Controller of the semiconductor business at Harris, Director of Planning at Harris, Director of Finance at Harris and Senior Financial Analyst with Royal Crown Cola.

     Lawrence J. Ciaccia, Vice President, General Manager, Wireless
Networking. Mr. Ciaccia is our Vice President and General Manager, Wireless Networking. From February 1998 to December 1999, Mr. Ciaccia was Vice President and Director of Engineering for the PRISM(R) Wireless Products business at Harris. From 1997 to 1998 Mr. Ciaccia was Director of Strategic and Product Marketing for the Multimedia Products business at Harris. Mr. Ciaccia also served at various times from 1993 to 1997 as Director of Engineering for several different semiconductor businesses at Harris.

     Rick E. Furtney, Vice President, General Manager, High Performance
Analog. Mr. Furtney is our Vice President and General Manager, High Performance Analog. From 1999 until July 2000, Mr. Furtney was Vice President for Power Management products. From 1997 until 1999, Mr. Furtney was Director of Marketing for Harris. Since 1985, Mr. Furtney has held numerous management positions in engineering and marketing at Harris.

     Glenn Boyd, Vice President, Worldwide Sales. Mr. Boyd is our Vice President, Worldwide Sales. From 2000 until January 2001, Mr. Boyd was our Vice President, Wireless Segment Sales. From 1996 until 2000, Mr. Boyd served as a Director of Sales in Western U.S. and then of Wireless Segment Sales for Harris. From 1991 until 1996, Mr. Boyd served as a Sales Manager for Harris.

     Julie B. Forbes, Vice President, Human Resources. Ms. Forbes joined us as Vice President, Human Resources in August 1999. Prior to joining us, Ms. Forbes was the Vice President and Director of Human Resources for the Satellite Communications Group of Motorola from 1998 to 1999. From 1992 until 1998, Ms. Forbes served in various other Human Resources positions in the Semiconductor Products Sector of Motorola.

     Stephen M. Moran, Vice President, General Counsel and Secretary. Mr. Moran joined us as Vice President, General Counsel, and Secretary in January of 2000. Prior to joining us, Mr. Moran served with Toshiba America, Inc. from September 1996 until January 2000 and served as the Vice President and General Counsel for Toshiba America Electronic Components, Inc. (Toshiba America's Semiconductor Company) from January 1998 to January 2000. From March 1992 until September 1996, Mr. Moran was the General Counsel of ITT Cannon, Inc., an ITT Industries corporation.

     Robert W. Conn, Director. Dr. Conn is one of our directors. Dr. Conn has been the Dean of the Jacobs School of Engineering, University of California, San Diego, and the Walter J. Zable Endowed Chair in Engineering since 1994. Prior to joining University of California, San Diego, Dr. Conn served as Professor of Engineering and Applied Sciences and founding Director of the Institute of Plasma and Fusion Research at the University of California, Los Angeles. Dr. Conn has been editor of the journal Fusion Engineering and Design, since 1986. Dr. Conn recently served as a member of the President's Committee of Advisors on Science and Technology Panel on Energy R&D Policy for the 21st Century, which service ended in 1998.

     Gary E. Gist, Director. Mr. Gist is one of our directors. Mr. Gist has served as the President and Chief Executive Officer of Palomar Companies,LLC since 1995, a corporation made up of a diverse group of companies that focus on designing and manufacturing electronic products including the following companies: AML Wireless Systems, Inc., Palomar Display Products, Inc., Palomar Products, Inc. and Palomar Technologies, Inc. From mid-1993 to 1995, he was Division Manager of the Technology Products Division of Hughes Industrial Electronics Company. Prior to that, he was President of Transworld Communications.

     Jan Peeters, Director. Mr. Peeters is one of our directors. Mr. Peeters is the founder, Chairman, President, Chief Executive Officer and a major shareholder of Olameter Inc., a communications and data management service provider, which he formed in 1998. Mr. Peeters was a founder, Vice-Chairman, President and Chief Executive Officer of Fonorola Inc. where he held the position of President and Chief Executive Officer since 1990 and the position of Vice-Chairman since 1994, until that company was sold to Call-Net Enterprises in June 1998. Mr. Peeters serves on the Board of Directors of Call-Net Enterprises and Cogeco, Inc.

     Robert N. Pokelwaldt, Director. Mr. Pokelwaldt is one of our directors. Mr. Pokelwaldt retired as the Chairman and Chief Executive Officer of YORK International Corporation, an independent supplier of heating, ventilating, air conditioning, and refrigeration products in the U.S. and internationally in November 1999. He became President and Chief Executive Officer of YORK in 1991, and Chairman of YORK in January 1993. Mr. Pokelwaldt joined YORK as President of Applied Systems Worldwide, a YORK Division, in 1988, and two years later was appointed President and Chief Operating Officer of YORK International. Mr. Pokelwaldt serves on the Board of Directors of Mohawk Industries, GPU, Inc. and Carpenter Technology.

     James A. Urry, Director. Mr. Urry is one of our directors. Mr. Urry has been with Citibank, N.A. since 1981 serving as a Vice President since 1986. He has been a Vice President of Citicorp Venture Capital Ltd., which is an affiliate of ours, since 1989. Mr. Urry serves on the Board of Directors of Airxcel, Inc., IKS Corporation, and York International Corporation.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the selling shareholders' beneficial ownership of our common stock as of October 12, 2001 and as adjusted to reflect the sale of 14,000,000 shares of common stock being offered in this offering.

                                            CLASS A COMMON STOCK(1)
                             ------------------------------------------------------
                             SHARES OWNED PRIOR      SHARES     SHARES OWNED AFTER       CLASS B COMMON      PERCENT OF ALL
                                 TO OFFERING       OFFERED(2)       OFFERING(3)             STOCK(4)          COMMON STOCK
                             -------------------   ----------   -------------------   --------------------    OWNED AFTER
NAME OF SELLING SHAREHOLDER   NUMBER     PERCENT     NUMBER      NUMBER     PERCENT     NUMBER     PERCENT   OFFERING(3)(5)
---------------------------  ---------   -------   ----------   ---------   -------   ----------   -------   --------------
Sterling Holding Company,
  LLC(3).................    3,504,244    4.61%    13,294,411   3,504,244    3.97%    18,276,637     100%         20.46%
Citicorp Mezzanine
  Partners, L.P.(5)......    1,861,591     2.5%       705,589   1,156,002    1.29%            --      --           1.07%

---------------
(1) Does not include shares of Class A Common Stock issuable upon conversion of Class B Common Stock. A holder of Class B Common Stock may convert any or all of its shares into an equal number of shares of Class A Common Stock, provided that such conversion would be permitted only to the extent that the holder of shares to be converted would be permitted under applicable law to hold the total number of shares of Class A Common Stock which would be held after giving effect to the conversion.

(2) All shares to be sold in this offering will be shares of Class A Common
    Stock.

(3) To effect this offering, Sterling will convert a sufficient number of shares of Class B Common Stock into shares of Class A Common Stock. Citicorp Venture Capital, Ltd. owns an interest in Sterling and could have the right to acquire the shares of Class A and Class B Common Stock held by Sterling.

(4) Does not include shares of Class B Common Stock issuable upon conversion of Class A Common Stock. A holder of Class A Common Stock may convert any or all of his shares into an equal number of shares of Class B Common Stock.

(5) Includes 705,589 shares issued in connection with exercise of warrants. Upon consummation of this offering, Citicorp Mezzanine Partners, L.P. will hold warrants to purchase 1,156,002 shares of common stock which number will be reduced if the over-allotment is exercised.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                , the selling shareholders have agreed to sell to
the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:


                                                                  NUMBER
UNDERWRITER                                                     OF SHARES
-----------                                                     ----------
Credit Suisse First Boston Corporation......................
Lehman Brothers Inc. .......................................
Deutsche Banc Alex. Brown Inc. .............................
J.P. Morgan Securities Inc. ................................
Robertson Stephens, Inc. ...................................
SG Cowen Securities Corporation.............................

                                                                ----------
Total.......................................................    14,000,000
                                                                ==========


     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,100,000 additional shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting Discounts and
  Commissions paid by us.............        $                 $                 $                 $
Expenses payable by us...............        $                 $                 $                 $
Underwriting Discounts and
  Commissions paid by selling
  shareholders.......................        $                 $                 $                 $
Expenses payable by the selling
  shareholders.......................        $                 $                 $                 $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.

     Our officers, directors and various shareholders, including the selling shareholders, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus; provided, however, that in the case of our executive officers (as defined by Section 16 of the Exchange Act), the foregoing restriction does not apply to dispositions of shares of our Class A Common Stock owned by such executive officers in an amount not to exceed an aggregate of 500,000 shares of Class A Common Stock.

     We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Our Class A Common Stock is traded on The Nasdaq Stock Market's National Market, under the symbol "ISIL ."

     Credit Suisse First Boston, New York branch, an affiliate of Credit Suisse First Boston Corporation, is a lender and the Administrative Agent under our senior credit facility. An affiliate of Credit Suisse First Boston Corporation owns an interest in Sterling Holding Company, LLC, our principal shareholder,
and could have the right to exchange that interest for up to      shares of our
Class A Common Stock as of           , 2001. No underwriter has the right,
directly or indirectly, to designate any member of our board of directors.

     Several of the underwriters and their affiliates have provided and will continue to provide investment banking and other financial services, including the provision of credit facilities and financial advisory services, for us and certain of our affiliates in the ordinary course of business for which they have received and will receive customary compensation.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to the selling shareholders and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock will be passed upon for us by Dechert, Philadelphia, Pennsylvania. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Transition Report on Form 10-K for the 26-week period ended December 29, 2000 and our Annual Report on Form 10-K for the 46-week period ended June 30, 2000, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit of the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies form this office upon payment of the fees prescribed by the SEC.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any and all of these filings (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to:

                              Intersil Corporation
                            7585 Irvine Center Drive
                                   Suite 100
                                Irvine, CA 92618
                       Attention: Stephen M. Moran, Esq.
                                 (949) 341-7040

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

     - our transition report on Form 10-K for the transition period from July 1, 2000 to December 29, 2000 filed with the SEC on March 9, 2001;

     - our annual report on Form 10-K for the 46-week period ended June 30, 2000, filed with the SEC on August 17, 2000 and amended by our annual report on Form 10-K/A-1, filed with the SEC on September 5, 2000.

     - our quarterly reports on Form 10-Q for the quarters ended March 30, 2001 and June 29, 2001 filed with the SEC on May 9, 2001 and August 7, 2001, respectively;

     - our definitive proxy statement filed with the SEC on April 27, 2001;

     - the description of our common stock under the caption "Description of Capital Stock" included in our Registration Statement on Form S-1 incorporated by reference in our registration statement on Form 8-A filed with the SEC on February 18, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description;

     - our current reports on Form 8-K, filed on June 11, 2001, April 2, 2001 and January 25, 2001; and

     - all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all the securities that we may offer under this prospectus are sold.

You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" immediately above.

     Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

                                (INTERSIL LOGO)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by Intersil Corporation in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                              AMOUNT(1)
                                                              ---------
Securities and Exchange Commission Registration Fee.........  $128,861
Accounting Fees and Expenses................................   220,000
Blue Sky Fees and Expenses..................................       100
Legal Fees and Expenses.....................................   250,000
Printing and Engraving Expenses.............................   100,000
Miscellaneous Fees and Expenses.............................     1,039
                                                              --------
Total.......................................................  $700,000
                                                              ========

---------------

>(1) All amounts are estimates except the SEC filing fee and the Nasdaq listing fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, the Restated Certificate of Incorporation of the Issuer provides that directors of the Issuer shall not be personally liable to the Issuer or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Issuer or its shareholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the By-laws of the Issuer provide for indemnification of the Issuer's officers and directors to the fullest extent permitted under Delaware law.
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons, including officers and directors, who were or are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation.

     Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling an Issuer pursuant to the foregoing provisions, the Issuer has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The directors and officers of the Issuer are insured against certain liabilities under the Issuer's directors' and officers' liability insurance.

     The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides for indemnification by the underwriters of the Issuer and its officers and directors for some liabilities that arise under the Securities Act or otherwise.

     The foregoing summary of the Delaware General Corporation Law and of the Certificate of Incorporation and By-laws of the Issuer is qualified in its entirety by reference to the relevant provisions of the Delaware General Corporation Law and of the Issuer's Certificate of Incorporation and By-laws, which are incorporated by reference as exhibits to this Registration Statement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

        Incorporated by reference to the Exhibit Index following page II-5.

     (b) Financial Statement Schedules

        Schedule I Combined Financial Information of Registrant.

     The information required by Schedule I is included in the notes to the Consolidated Financial Statements incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, California on October 19, 2001.


                                          INTERSIL CORPORATION

                                          By GREGORY L. WILLIAMS
                                            ------------------------------------
                                             Gregory L. Williams
                                             President, Chief Executive Officer
                                             and Director

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities at the above-named Registrant on October 19, 2001.



                      SIGNATURE                                                   TITLE
                      ---------                                                   -----
GREGORY L. WILLIAMS                                         President, Chief Executive Officer and Director
-----------------------------------------------------       (principal executive officer)
Gregory L. Williams

DANIEL J. HENEGHAN                                          Vice President, Chief Financial Officer and
-----------------------------------------------------       Assistant Secretary (principal financial and
Daniel J. Heneghan                                          accounting officer)

*                                                           Director
-----------------------------------------------------
Robert W. Conn

*                                                           Director
-----------------------------------------------------
Gary E. Gist

*                                                           Director
-----------------------------------------------------
Jan Peeters

*                                                           Director
-----------------------------------------------------
Robert N. Pokelwaldt

*                                                           Director
-----------------------------------------------------
James A. Urry

By: STEPHEN M. MORAN
-----------------------------------------------------
    Stephen M. Moran
    *Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               DOCUMENT
-------                              --------
  1.01     Form of Underwriting Agreement.*
  4.01     Specimen Certificate of Intersil Corporation's Class A
           Common Stock (incorporated by reference to Exhibit 4.01 to
           Amendment No. 2 to the Registration Statement on Form S-1
           previously filed by Intersil Corporation on February 23,
           2000 (Registration Number 333-95199)).
  4.02     Amended and Restated Registration Rights Agreement, dated as of January 21, 2000, by and among Intersil Corporation,
           Sterling Holding Company, L.L.C., Manatee Investment
           Corporation, Citicorp Mezzanine Partners, L.P. and the
           management investors named therein (incorporated by
           reference to Exhibit 4.02 to the Registration Statement on
           Form 8-A previously filed by Intersil Corporation on
           February 18, 2000).
  5.01     Opinion of Dechert.*
 23.01     Consent of Dechert (included in Exhibit 5.01).*
 23.02     Consent of Ernst & Young LLP.
 24.01     Power of Attorney (included on signature page hereto).

---------------
* To be filed by amendment